FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 2001

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F         X                         Form 40-F
                   -----------------                           -----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No            X
                  ---------                                   ---------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

         Contents:

         1. Quarterly Report for the Quarter Ended March 31, 2001
         2. Press Release dated May 31, 2001
         3. Press Release dated May 14, 2001
         4. Press Release dated March 29, 2001
         5. Press Release dated February 12, 2001
         6. Annual Report to Stockholders
         7. Management Information Circular / Proxy Statement dated April 23,
            2001

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended March 31, 2001

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                           N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code: (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/ No /_/

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                          Outstanding at May 31, 2001
---------------------------------------        ---------------------------
Common Stock, par value $0.01 per share                  17,622,679




------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION



Item 1. Financial Statements
----------------------------

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit or review, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These consolidated financial statements should be read in conjunction with the consolidated financial statements, accounting policies and notes included in the Form 20F for the year ended December 31, 2000 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading. To provide the reader the information to make an informed decision with regards to the company's interim results and financial position.

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS


                                     ASSETS

(US dollars in thousands, except share data)                                 March 31,  December 31,
                                                                             ---------  ------------
                                                                                2001        2000
                                                                             ---------  ------------

Current assets:
Cash and cash equivalents (Pledged deposits of $11,139 in 2001 and 2000)     $29,040     $ 23,097
Accounts receivable, net of allowances for doubtful accounts
of $2,263 ($2,073 at Dec. 31, 2000)                                            9,639       25,931
Inventories, net of provision of $5,581 ($5,788 at Dec. 31, 2000)             14,285       13,971
Prepaid expenses and other current assets                                      2,702        1,574
Income taxes receivable                                                        3,915        4,277
Deferred income taxes                                                            223          223
                                                                             -------     --------

Total current assets                                                          59,804       69,073
                                                                             -------     --------

Property, plant and equipment, net                                            17,373       17,975
                                                                             -------     --------

Intangible assets, net of accumulated amortization of $7,322
($6,976 at Dec. 31, 2000)                                                     11,007       11,353
                                                                             -------     --------

Deferred income taxes, noncurrent                                                993          993
                                                                             -------     --------

        Total assets                                                         $89,177     $ 99,394
                                                                             =======     ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                                        $ 3,675     $  3,780
Current portion of long-term debt                                              3,648        3,648
Accounts payable                                                               4,414        7,077
Accrued warranty expenses                                                        640          950
Accrued payroll and employee benefits                                            750          950
Other accrued liabilities                                                      7,481        9,834
Income taxes payable                                                             227          215
Deferred income taxes                                                             79           79
                                                                             -------     --------

        Total current liabilities                                             20,914       26,533
                                                                             -------     --------

Long-term debt                                                                 4,561        5,473
                                                                             -------     --------

        Total liabilities                                                     25,475       32,006
                                                                             -------     --------

Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,567,087 shares issued and outstanding (17,564,297 at Dec. 31, 2000)           176          176
Additional paid-in capital                                                     1,195        1,188
Warrants to acquire common stock                                                 667          667
Retained earnings                                                             61,662       65,386
Accumulated translation adjustment                                                 2          (29)
                                                                             -------     --------

       Total shareholders' equity                                             63,702       67,388
                                                                             -------     --------

       Total liabilities and shareholders' equity                            $89,177     $ 99,394
                                                                             =======     ========


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS


(US dollars in thousands,                                 Three months ended March 31,
except per share data)                                   ------------------------------
                                                           2001               2000*
                                                         ------------------------------

Revenues:
Net sales                                                $     11,773      $     17,343
Cost of sales                                                  (8,631)          (12,573)
                                                         ------------      ------------
Gross profit                                                    3,142             4,770
                                                         ------------      ------------

Operating expenses:
Selling, general and administrative expenses                   (4,551)           (4,750)
Research and development                                       (1,315)           (1,373)
Depreciation and amortization                                  (1,003)           (1,380)
                                                         ------------      ------------
Total operating expenses                                       (6,869)           (7,503)
                                                         ------------      ------------

Operating loss                                                 (3,727)           (2,733)

Other income                                                        9               232

Net interest income                                                26               320
                                                         ------------      ------------

Loss before income taxes                                       (3,692)           (2,181)

Provision for income taxes                                        (32)              (11)
                                                         ------------      ------------

Net loss                                                 $     (3,724)     $     (2,192)
                                                         ============      ============

Basic and diluted loss per share                         $      (0.21)     $      (0.12)
                                                         ============      ============

Basic and diluted weighted average share outstanding       17,565,878        17,607,396
                                                         ============      ============

* Restated to conform with 2001 presentation.




        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (US dollars in thousands)


                                  Common stock
                                  ------------
                                                                                            Accumulated
                                                               Additional                   other             Total
                                Number                         paid-in        Retained      comprehensive     shareholders'
                                of shares       Amount         capital        earnings      income (loss)     equity
                                -----------     ----------     ----------     ----------    -------------     -------------

Balance at December 31, 2000     17,564,297     $      176     $    1,855     $   65,386      $      (29)     $   67,388
Issuance of stock                     2,790           --                7           --              --                 7
Net income                             --             --             --           (3,724)           --            (3,724)
Foreign currency translation           --             --             --             --                31              31
                                 ----------     ----------     ----------     ----------      ----------      ----------

Balance at March 31, 2001        17,567,087     $      176          1,862         61,662               2          63,702
                                 ==========     ==========     ==========     ==========      ==========      ==========






        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)


                                                             Three months ended March 31,
                                                             ----------------------------
                                                                2001               2000
                                                              --------           --------

Cash flow from operating activities:
Net loss                                                      $ (3,724)          $ (2,192)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Depreciation                                                     657                633
  Amortization                                                     346                747
  Loss on disposal and write off of
    property, plant and equipment                                   37                 12
  Changes in assets and liabilities:
    Accounts receivable                                         16,292             12,482
    Inventories                                                   (314)            (2,339)
    Prepaid expenses and other current assets                   (1,128)             1,166
    Accounts payable                                            (2,663)            (3,787)
    Accrued payroll and employee benefits                         (200)               (70)
    Commissions payable                                           (459)              (325)
    Accrued advertising expenses                                  (113)              (348)
    Accrued sales expenses                                        (116)               (73)
    Accrued warranty expenses                                     (310)              (250)
    Accrued licenses and royalities                               (731)              --
    Other accrued expenses                                        (934)            (4,067)
    Income taxes                                                   374                901
                                                              --------           --------

Net cash provided by operating activities                        7,014              2,490
                                                              --------           --------
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                 32                  2
Purchase of property, plant and equipment                         (124)            (1,473)
Purchase of intangible assets                                     --               (1,260)
                                                              --------           --------

Net cash used in investing activities                              (92)            (2,731)
                                                              --------           --------
Cash flow from financing activities:
Decrease in short-term borrowings                             $   (105)          $ (1,086)
Funds from issuance of stock                                         7               --
Funds from stock options exercised                                --                   39
Repayment of long-term debt                                       (912)              --
Repurchase of common stock                                        --                 (356)
                                                              --------           --------

Net cash used in financing activities                           (1,010)            (1,403)
                                                              --------           --------

Effect of currency exchange rate change                             31                  6
                                                              --------           --------

Net increase (decrease) in cash and cash equivalents             5,943             (1,638)

Cash and cash equivalents:
  Beginning of period                                           23,097             32,159
                                                              --------           --------

  End of period                                               $ 29,040           $ 30,521
                                                              ========           ========

Supplementary disclosures of cash flow information:
Cash paid during the period:
  Interest                                                    $    243           $    152
  Income taxes                                                $   --             $   --

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the estimated benefit period, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Revenue recognition - Revenues are generally recognized as sales when merchandise is shipped. The Company does have consignment agreements with certain European distributors and records these shipments as sales upon confirmation of sell-through by the distributor. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $559 and $369 for the first quarter ended March 31, 2001 and 2000, respectively.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average rates of exchange prevailing during each reporting period. The gains and losses resulting from translation adjustments are reported in stockholders' equity in the consolidated balance sheet caption "Accumulated translation adjustment". Currency transaction gains and losses are recognized in operations.

     Mold costs - The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits other than pensions to employees and post-employment benefits are immaterial. The Company defines pensions as certain defined contribution arrangements with employees. Expenses are recognized as incurred.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock-based compensation - The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Pro forma information regarding net income (loss) and net income (loss) per share is disclosed as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     Comprehensive income (loss) - Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments.

     Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. In June 2000, SFAS 133 was amended by SFAS 138, which amended or modified certain issues discussed in SFAS 133. SFAS 138 is also effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company adopted SFAS 133 and SFAS 138 will effect from June 1, 2001 and there was no impact on its consolidated financial statements as the Company currently does not hold any derivative financial instruments.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                               March 31,           December 31,
                                 2001                  2000
                               ---------           ------------

Raw materials                  $ 3,539               $ 2,643
Work in progress                 2,859                 3,138
Finished goods                   7,887                 8,190
                               -------               -------
                               $14,285               $13,971
                               =======               =======

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                     March 31,   December 31,
                                                       2001          2000
                                                     ---------   ------------

Land and buildings                                  $ 13,370      $ 12,296
Plant and machinery                                    6,859         6,853
Furniture and equipment                                7,285         7,328
Leasehold improvements                                 2,759         2,727
Construction in progress                                --           1,079
                                                    --------      --------
     Total                                          $ 30,273      $ 30,283
Less: Accumulated depreciation and amortization      (12,900)      (12,308)
                                                    --------      --------
     Total                                          $ 17,373      $ 17,975
                                                    ========      ========

5.   INTANGIBLE ASSETS

     As of March 31, 2001, intangible assets primarily related to the excess of purchase price over the estimated fair value of net assets acquired in respect of the acquisition of Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK") (See Note 6 of the Notes to the Consolidated Financial Statements). During 1999, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(R) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year period.

     During 1999, warrants to acquire 375,000 shares of the Company's common stock were granted to Electronic Arts ("EA") upon signing of a worldwide licensing agreement. A total of $667 was recorded as an intangible asset based on the fair value of the warrant. As of December 31, 2000, based upon estimated future cash flows that the asset is expected to generate, the Company recognized an impairment provision and revised the estimated useful lives of this intangible asset. As of March 31, 2001, an asset of $124 remained to be fully amortized in 2001.

     Amortization expense of intangible assets was $346 and $747 for the quarters ended March 31, 2001 and 2000, respectively.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

6.   SHORT-TERM BORROWINGS

     As of March 31, 2001, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $8,000, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of March 31, 2001 and as of December 31, 2000 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 6.6% percent for the quarter ended March 31, 2001.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                            March 31,     December 31,
                                              2001            2000
                                            ---------     ------------

     Accrued advertising expenses           $1,271          $1,384
     Accrued license and royalties           1,666           2,397
     Accrued sales expenses                  2,717           2,833
     Commissions payable                        38             497
     Other accrued expenses                  1,789           2,723
                                            ------          ------
          Total                             $7,481          $9,834
                                            ======          ======

8.   INCOME TAXES

     The components of loss before income taxes are as follows:

                           Three months ended March 31,
                           ----------------------------
                             2001             2000
                            ------          ------

     United States          $1,021          $1,797
     International           2,671             384
                            ------          ------
                            $3,692          $2,181
                            ======          ======

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2001 effective tax rate was 12%. In addition, under the Company's existing processing arrangement and in accordance with its current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provisions for income taxes consist of the following:

                                      Three months ended March 31,
                                      ----------------------------
                                           2001          2000
                                          ------        ------
     Current:
       US federal and state                $ 21          $ 20
       International                         11            (9)
                                           ----          ----
                                           ----          ----
     Total income taxes provision          $ 32          $ 11
                                           ====          ====


     A reconciliation between income tax expense and amounts calculated using the US statutory rate of 34 percent is as follows:


                                                  Three months ended March 31,
                                                  ----------------------------
                                                         2001        2000
                                                      --------     --------

     Tax benefit at the US statutory rate             $(1,255)     $  (741)
     State tax                                              6            2
     International tax effect, net                        595         (715)
     Accounting losses for which
       deferred income tax cannot be recognized           -            640
     Tax losses carried forward, not tax effected         676          700
     Other, net                                            10          125
                                                      -------      -------
     Income tax expense                               $    32      $    11
                                                      =======      =======

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                                       March 31,    December 31,
                                                         2001           2000
                                                      -----------    ----------
Deferred tax assets (liabilities):
Excess of tax over financial reporting depreciation        $ (79)        $ (79)
Net operating loss                                         5,855         4,852
Bad debt allowance                                           453           561
Advertising allowances                                       402           435
Inventory obsolescence reserve                               758           903
Accrued sales adjustments and returns                        926           967
Other                                                        776           776
                                                      -----------    ----------
                                                           9,091         8,415
Valuation allowance                                       (7,954)       (7,278)
                                                      -----------    ----------
                                                         $ 1,137       $ 1,137
                                                      ===========    ==========

9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $8,209 under the new loan agreement as of March 31, 2001, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (6.8% at March 31, 2001). The agreement requires quarterly principal and interest payments and matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At March 31, 2001, no amount was outstanding on this revolving loan.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

9.   LONG-TERM DEBT (Continued)

     The term loan and revolving loan are secured by certain properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

     Long-term debts are as follows:

                                          March 31,         December 31,
                                            2001                2000
                                      ---------------      -------------

     Term loan payable                       $ 8,209            $ 9,121
     Less: Current portion                   (3,648)            (3,648)
                                      ---------------      -------------
                                             $ 4,561            $ 5,473
                                      ===============      =============

     The annual principal maturities of the long-term debts are as follows:

                                                              March 31,
                                                                2001
                                                           -------------

     2001                                                       $ 2,736
     2002                                                         3,648
     2003                                                         1,825
                                                           -------------
                                                                $ 8,209
                                                           =============

                              RADICA GAMES LIMITED

                       (QUARTER ENDED MARCH 31, 2001)
           (US dollars in thousands, except share and per share data)

10.  EARNINGS PER SHARE

     The following information shows the numbers used in computing loss per share and the effect on loss and the weighted average number of shares of dilutive potential common stock:

                                                    Three months ended March 31,
                                                   -----------------------------
                                                        2001            2000
                                                   -------------   -------------

Numerator for basic and diluted loss per share:
  Net loss                                           $     3,724    $     2,192
                                                   =============   =============

Denominator for basic and diluted loss per share      17,565,878     17,607,396
                                                   =============   =============

Basic and diluted loss per share:                    $     0.21     $    $ 0.12
                                                   =============   =============


     Options and warrants on 2,862,000 and 2,338,600 shares of common stock for the first quarter ended March 31, 2001 and 2000, respectively were not included in computing diluted loss per share since their effects were antidilutive.

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and non-employee directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to non-employee directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each non-employee director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS (Continued)

     Option activity for the first quarter ended March 31, 2001:-

                                                                Weighted average
                                                  Number         exercise price
                                                of shares           per share
                                                ---------           ---------
                                              (in thousands)

     Outstanding at December 31, 2000               2,354             $ 5.81
     Options granted                                  215               1.92
     Options cancelled                                (82)              5.03
                                                ----------
     Outstanding at March 31, 2001                  2,487             $ 5.50
                                                ==========

     Exercisable at March 31, 2001                  1,096             $ 6.76

     The following is additional information relating to options outstanding as of March 31, 2001:

                                                Options outstanding                            Options exercisable
                           -----------------------------------------------------------   ---------------------------------
                                                                   Weighted average
                                               Weighted average       remaining                        Weighted average
      Exercise                  Number         exercise price         contractual          Number       exercise price
      price range              of shares          per share          life (years)         of shares       per share
      -----------              ---------          ---------          ------------         ---------       ---------
                            (in thousands)                                              (in thousands)
    $ 1.090 to 2.000                715             $ 1.43                6.33               467            $ 1.32
    $ 2.001 to 4.000              1,054               3.01                8.32               172              3.47
    $ 4.001 to 6.000                  3               5.00                6.33                 1              5.00
    $ 6.001 to 8.000                 36               6.81                6.36                19              6.79
    $ 8.001 to 10.000                55               9.62                8.05                13              9.54
    $ 10.001 to 12.000              190              10.89                7.74               138             10.96
    $ 12.001 to 14.000              168              12.69                7.68               108             12.73
    $ 14.001 to 16.000               68              14.28                7.57                29             14.34
    $ 16.001 to 18.000              116              17.02                7.18                94             16.89
    $ 18.001 to 20.000               82              19.02                7.05                55             19.02
                           -------------                                            ------------
                                  2,487             $ 5.50                7.51             1,096            $ 6.76
                           =============                                            ============

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                (US dollars in thousands, except per share data)

11.  STOCK OPTIONS (Continued)

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. No option was granted during the first quarter ended March 31, 2000. The weighted average fair value of stock options at date of grant of 90(cent) per share for the first quarter ended March 31, 2001 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

     Expected life of options                      4.3 years
     Risk-free interest rate                         5.0%
     Expected volatility of underlying stock          55%
     Dividends                                         0%


     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts as follows:

                                            Three months ended March 31,
                                        ----------------------------------
                                             2001                2000
                                        ---------------    ---------------

     Pro forma net loss                     $ 4,025            $ 2,541
     Pro forma loss per share
          Basic                                0.23               0.14
          Diluted                              0.23               0.14

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

12.  WARRANTS

     During 1999, in connection with the EA worldwide  licensing  agreement (see
     Note 6), the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. The warrants begin to expire from 2001, or upon termination of the related agreement. As of March 31, 2001, all of these warrants remain outstanding of which 250,000 shares were fully vested.

13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is some what limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business had one customer which accounted for more than thirty percent of net sales for the quarter ended March 31, 2001 and two customers which accounted for more than twenty-seven percent and twenty-one percent for the quarter ended March 31, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings and warrants are reasonable estimates of their fair value.

15.  PLEDGE OF ASSETS

     At March 31, 2001, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

                                               March 31,
                                                 2001
                                               --------

     Leasehold land and buildings              $ 11,599
     Bank balances                               11,139
     Inventories, net                             6,692
                                               --------
                                               $ 29,430
                                               ========

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

16.  RETIREMENT PLAN

     In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $65 and $61 for the quarter ended March 31, 2001 and 2000, respectively.

17.  SEGMENT INFORMATION

     The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Video Games Accessories ("VGA's"), which includes video game controllers and steering wheels and other accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investments. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate and unallocated shared expenses, other income and expense items. Corporate and unallocated shared expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain raw materials for both segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                              Three months ended March 31,
                                              ----------------------------
                                                   2001          2000
                                                 --------      --------
     Revenues from external customers
       Games                                     $  9,512      $ 14,110
       VGA's                                        2,261         3,233
                                                 --------      --------
     Total revenues from external customers      $ 11,773      $ 17,343
                                                 ========      ========

     Depreciation and amortization
       Games                                     $    772      $  1,120
       VGA's                                          231           260
                                                 --------      --------
     Total depreciation and amortization         $  1,003      $  1,380
                                                 ========      ========

     Segment loss
       Games                                     $ (2,506)     $ (1,371)
       VGA's                                       (1,212)       (1,130)
                                                 --------      --------
     Total segment loss                          $ (3,718)     $ (2,501)

     Corporate and unallocated
       Interest income                                277           472
       Interest expense                              (251)         (152)
       Provision for income taxes                     (32)          (11)
                                                 --------      --------
     Total consolidated net loss                 $ (3,724)     $ (2,192)
                                                 ========      ========

     Capital expenditures
       Games                                     $    110      $  1,294
       VGA's                                           14           179
                                                 --------      --------
     Total capital expenditures                  $    124      $  1,473
                                                 ========      ========

                                                 March 31,   December 31,
                                                    2001          2000
                                                 --------      --------
     Segment assets
       Games                                     $ 42,531      $ 54,652
       VGA's                                       16,674        20,973
       Corporate and unallocated                   29,972        23,769
                                                 --------      --------
     Total consolidated assets                   $ 89,177      $ 99,394
                                                 ========      ========

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                                                  Three months ended March 31,
                                               --------------------------------
                                                   2001                 2000
                                               -------------       ------------

     Handheld                                   $  5,377             $  7,953
     Play TV                                          77                    -
     Girl Tech                                     2,294                2,106
     Original Design Manufacturing ("ODM")         1,764                4,051
     VGA's                                         2,261                3,233
                                               -------------       ------------
     Total net revenues                         $ 11,773             $ 17,343
                                               =============       ============


     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investments:

                                                    Three months ended March 31,
                                                    ----------------------------
                                                         2001          2000
                                                       -------        -------
     Net sales:
          United States and Canada                     $ 8,298        $13,671
          Asia Pacific and other countries               1,207            117
          Europe                                         2,268          3,555
                                                       -------        -------
                                                       $11,773        $17,343
                                                       =======        =======

                                                       March 31,    December 31,
                                                         2001          2000
                                                       -------        -------
     Long-lived assets:
          United States and Canada                     $ 2,411        $ 2,689
          Asia Pacific and other countries              15,573         16,002
          Europe                                        10,396         10,637
                                                       -------        -------
                                                       $28,380        $29,328
                                                       =======        =======

                              RADICA GAMES LIMITED

                         (QUARTER ENDED MARCH 31, 2001)
                            (US dollars in thousands)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                                  Balance at                                           Balance at
                                                  beginning        Charged to        Deductions /        end of
                                                  of period         expenses          write-offs         period
                                                  ---------         --------          ----------         ------

     Three months ended March 31, 2001
          Allowances for doubtful accounts          $ 2,073          $   190           $   -             $ 2,263
          Estimated customer returns                  1,494              -              (1,468)               26
          Provision for inventories                   5,788              260              (467)            5,581
                                                    -------          -------           -------           -------
                                                    $ 9,355          $   450           $(1,935)          $ 7,870
                                                    =======          =======           =======           =======

     Three months ended March 31, 2000
          Allowances for doubtful accounts          $   389          $   155           $   (14)          $   530
          Estimated customer returns                    624               22              (554)               92
          Provision for inventories                   2,339              844               -               3,183
                                                    -------          -------           -------           -------
                                                    $ 3,352          $ 1,021           $  (568)          $ 3,805
                                                    =======          =======           =======           =======

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 as filed with the United States Securities and Exchange Commission.

         On July 25, 2001 Deloitte Touche Tohmatsu, LLP ("DTT") resigned as the Company's independent auditor.

         The Company and DTT have not, in connection with the audit of the Company's financial statements for each of the prior two years ended December 31, 2000 and December 31, 1999 or for any subsequent interim period prior to and including July 25, 2001, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement, if not resolved to DTT's satisfaction, would have caused DTT to make reference to the subject matter of the disagreement in connection with its reports.

         The reports of DTT on the Company's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not, qualified or modified as to uncertainty, audit scope or accounting principles.

         On July 26, 2001, the Company appointed KPMG as its independent accountant and KPMG accepted such appointment. This appointment was approved by the Company's board of directors.

RESULTS OF OPERATIONS -- QUARTER ENDED MARCH 31, 2001
COMPARED TO THE QUARTER ENDED MARCH 31, 2000

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                    Three months ended March 31,
                                                    ----------------------------
                                                         2001           2000
                                                    -------------   ------------

     Net revenues                                       100.0%          100.0%
     Cost of sales                                       73.3%           72.5%
     Gross margin                                        26.7%           27.5%
     Selling, general and administrative expenses        38.6%           27.4%
     Research and development                            11.2%            7.9%
     Depreciation and amortization                        8.5%            8.0%

     Operating loss                                      31.6%           15.8%
     Other income                                         0.1%            1.3%
     Interest income, net                                 0.2%            1.9%

     Loss before income taxes                            31.3%           12.6%
     Provision for income taxes                           0.3%            0.1%

     Net loss                                            31.6%           12.7%


         The Company's total loss before tax for the first quarter of 2001 was $3.7 million or $0.21 per fully diluted share compared to a loss of $2.2 million or $0.12 per share for the first quarter of 2000. Sales were $11.8 million compared to $17.3 million in 2000 for the period.

         The following table sets out the percentages of sales achieved from each category of products:

                                                THREE MONTHS ENDED MARCH 31,
                         --------------------------------------------------------------------------
                                       2001                                    2000
                         ----------------------------------       ---------------------------------
                               NET            % OF NET                 NET             % OF NET
PRODUCT LINES              SALES VALUE       SALES VALUE           SALES VALUE       SALES VALUE
-----------------------  ----------------  ----------------       ---------------   ---------------
                          (in thousands)                           (in thousands)
Handheld                         $ 5,377             45.7%               $ 7,953             45.9%
Play TV                               77              0.6%                     -              0.0%
Girl Tech                          2,294             19.5%                 2,106             12.1%
ODM                                1,764             15.0%                 4,051             23.4%
VGA's                              2,261             19.2%                 3,233             18.6%
                         ----------------  ----------------       ---------------   ---------------
Total                           $ 11,773            100.0%              $ 17,343            100.0%
                         ================  ================       ===============   ===============

         Gross margin for the quarter was 26.7% compared to 27.5% in the same quarter of 2000.

         Operating expenses dropped to $6.9 million from $7.5 million in 2000 as a result of reduced variable costs due to the reduction in sales, as well as the reduced R&D and G&A expense that resulted from last year's restructuring. These expense decreases were partially offset by a foreign exchange impact of approximately $0.4 million due to the weakening of the British Pound against the US dollar during the period.

Capital Resources and Liquidity

         As of March 31, 2001, the Company had $29.0 million in cash and cash equivalents, an increase of $5.9 million from December 31, 2000. Working capital at March 31, 2001 was $38.9 million, a $3.6 million decrease from working capital of $42.5 million at December 31, 2000; this was primarily the result of a decrease in inventory levels and receivable totals. The primary sources of capital resources and liquidity are cash flows from operations and borrowings under the Company's revolving credit facilities.

         Net cash provided by operating activities in the first quarter ended March 31, 2001 was $7.0 million. It was primarily attributable to net proceeds from accounts receivable offset by the net loss in the first quarter ended March 31, 2001. Cash used by financing activities for the first quarter ended March 31, 2001 totaled $1.0 million. During the first quarter, significant components of cash used by financing activities included repayment of long-term debt and a decrease in short-term borrowings.

         As of March 31, 2001, the Company had more than $7 million of various lines of credit available for use. The Company believes that the current cash position, cash flows from operations and credit line facilities are sufficient to satisfy its current operations and anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk


MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At March 31, 2001, the result of a hypothetical one percentage change in the underlyng US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the UK Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the UK Pound Sterling, Canadian dollar or the Chinese Renmibi. The Company does not currently hedge its foreign exchange risk. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II -- OTHER INFORMATION


Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         At the Company's annual meeting of shareholders held on May 22, 2001, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated April 23, 2001, to serve as directors for the period until the next annual meeting of shareholders or until his or her respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of nine members: Patrick S. Feely, Jon N. Bengtson, Robert E. Davids, David C.W. Howell, Siu Wing Lam, James O'Toole, Millens W. Taft, Peter L. Thigpen and Henry Hai-Lin Hu . At such meeting, the shareholders also reappointed Deloitte Touche Tohmatsu as independent auditor and authorized the directors to fix the independent auditor's remuneration. However, on July 26, 2001 KPMG was selected to replace Deloitte Touche Tohmatsu as the Company's independent accountants (see Part I,
Item 2).

     The shareholder votes were as follows:
                                                     Against/
                                         For         Withhold      ABSTAIN
                                         ---         --------
       Election of Directors
       ---------------------
           Patrick S. Feely           10,787,876      51,002          -
           Jon N. Bengtson            10,787,876      51,002          -
           Robert E. Davids           10,787,876      51,002          -
           David C.W. Howell          10,787,876      51,002          -
           Siu Wing Lam               10,787,876      51,002          -
           James O'Toole              10,787,876      51,002          -
           Millens W. Taft            10,787,876      51,002          -
           Peter L. Thigpen           10,787,876      51,002          -
           Henry Hai-Lin Hu           10,787,876      51,002          -

       Reappointment of Auditor
       ------------------------
           Deloitte Touche Tohmatsu   10,785,592       3,550       49,736

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits

              None.

         (b)  Reports on Form 8-K

              None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADICA GAMES LIMITED




Date:           July 26, 2001                     /s/ Craig D. Storey
         ----------------------------             ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer

                              RADICA GAMES LIMITED
                             ANNOUNCES NEW DIRECTOR


FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
May 31, 2001                                         PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today the appointment of Mr. Albert J. Crosson as a member of the Board of Directors.

Mr. Crosson has been a Director of International Game Technology (IGT) since 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of the company. He resigned as an employee in December 2000 but continues in his capacity as Vice Chairman of the Board. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

"We are delighted to have Al Crosson join our Board of Directors. He brings to Radica's Board an outstanding background in general management as well as extensive experience in consumer products and gaming," said Pat Feely, Chief Executive Officer of Radica Games Limited.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



                                    -- END --

                              RADICA GAMES LIMITED
                          REPORTS FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
May 14, 2001                                         PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today financial results for the first quarter ended March 31, 2001. Loss for the quarter before tax was $3.7 million or $0.21 per fully diluted share compared to a loss of $2.2 million or $0.12 per share for the first quarter of 2000. Sales were $11.8 million compared to $17.3 million in 2000 for the period.

Radica reported that cash at the end of the quarter increased to $29.0 million from $23.1 million on December 31, 2000. Receivables declined to $9.6 million from $25.9 million at year-end. Inventories were $14.3 million compared to $14.0 million at year-end and $27.0 million in 2000 on March 31. Net book value stands at $3.63 per share with tangible net worth at $3.00 per share.

Pat Feely, Radica's CEO said, "In spite of difficult market conditions, our operating results for the quarter were consistent with the range of expectations we announced at the beginning of the year for the first half. We are also pleased with the strength of our balance sheet after a particularly difficult year in 2000. In the first quarter of 2001, retailers acted aggressively to reduce inventories across the board in response to worsening economic conditions. While sales movement at retail of Radica's products met or exceeded our expectations, retailers have been replenishing stocks at a significantly reduced rate from prior years. It is currently uncertain whether this weakening trend in the US economy will continue and impact the remainder of the year."

"In spite of the economic concerns for 2001," added Feely, "we are pleased with our retail listings of key products for the Fall. We expect excellent distribution of our Play TV(TM) product line as well as the Girl Tech(R) product line. The handheld games industry has continued to decrease in 2001 and declined 16% during the quarter; however, Radica's handheld retail sales were only slightly below 2000 and our market share increased from 21.8% to 26.5% according to The NPD Group."

"The Gamester(R) video game controller business in the UK had a difficult first quarter consistent with results recently announced by our competitors. The next generation of 128 bit systems is unfolding more slowly than anticipated, particularly in Europe. Sony PlayStation 2 has continued to be in short supply, which has inhibited industry sales. This fact coupled with the delayed introduction of Microsoft's Xbox(TM) and Nintendo's Game Cube add up to continued softness in this category in 2001. However, 2002 should be an excellent year for game controller companies since supplies of all four new platforms should be plentiful by then. We feel particularly fortunate to be one of Microsoft's Xbox licensees and will be introducing a complete line of Xbox peripherals at the upcoming E3 show this week. However, since Xbox was delayed until November in the States and next Spring in Europe, the real potential for this line will be in 2002," said Feely.

"As a result of all of these factors we anticipate a challenging 2001. We are still determined to achieve the objectives we announced at the beginning of the year to modestly exceed breakeven; but, we want to caution our investors that a worsening economic climate and continued softness in the European game controller industry could jeopardize our return to profitability in 2001. Even so, given our strong balance sheet, we intend to continue our planned investments in product development and marketing that are needed in 2001 to build the exciting future we have planned for Radica in 2002 and beyond," said Feely

The Company also reported that gross margin for the quarter was 26.7% compared to 27.5% in the same quarter of 2000 as a result of the shift in product mix to a higher percentage of controller sales versus the reduction of higher margin handheld games. Operating expenses dropped to $6.9 million from $7.5 million in 2000 as a result of reduced variable costs due to the reduction in sales, as well as the reduced development and G&A expense that resulted from last year's restructuring. These expense decreases were partially offset by a foreign exchange impact of approximately $0.4 million due to the weakening of the British Pound against the US dollar during the period.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

Xbox and Microsoft are trademarks of Microsoft Corporation.


                                    -- END --

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                                    Three months ended March 31,
                                                        -------------------------------------
 except per share data)                                      2001                 2000*
                                                        ----------------     ----------------
                                                          (unaudited)          (unaudited)
REVENUES:
Net sales                                                      $ 11,773             $ 17,343
Cost of sales                                                    (8,631)             (12,573)
                                                        ----------------     ----------------
Gross profit                                                      3,142                4,770
                                                        ----------------     ----------------

OPERATING EXPENSES:
Selling, general and administrative expenses                     (4,551)              (4,750)
Research and development                                         (1,315)              (1,373)
Depreciation and amortization                                    (1,003)              (1,380)
                                                        ----------------     ----------------
Total operating expenses                                         (6,869)              (7,503)
                                                        ----------------     ----------------

OPERATING LOSS                                                   (3,727)              (2,733)

OTHER INCOME                                                          9                  232

NET INTEREST INCOME                                                  26                  320
                                                        ----------------     ----------------

LOSS BEFORE INCOME TAXES                                         (3,692)              (2,181)

PROVISION FOR INCOME TAXES                                          (32)                 (11)
                                                        ----------------     ----------------

NET LOSS                                                       $ (3,724)            $ (2,192)
                                                        ================     ================

BASIC AND DILUTED LOSS PER SHARE                                $ (0.21)             $ (0.12)
                                                        ================     ================

BASIC AND DILUTED WEIGHTED AVERAGE
  SHARE OUTSTANDING                                          17,565,878           17,607,396
                                                        ================     ================


* Restated to conform with 2001 presentation.

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS


                                     ASSETS

                                                                           March 31,      December 31,
                                                                          -----------     ------------
(US Dollars in thousands, except share data)                                  2001            2000
                                                                          -----------     ------------
                                                                          (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                                  $29,040          $ 23,097
Accounts receivable, net of allowances for doubtful accounts
  of $2,263 ($2,073 at Dec. 31, 2000)                                        9,639            25,931
Inventories, net of provision of $5,581 ($5,788 at Dec. 31, 2000)           14,285            13,971
Prepaid expenses and other current assets                                    2,702             1,678
Income taxes receivable                                                      3,915             4,173
Deferred income taxes                                                          223               223
                                                                           -------          --------

     TOTAL CURRENT ASSETS                                                   59,804            69,073
                                                                           -------          --------

PROPERTY, PLANT AND EQUIPMENT, NET                                          17,373            17,975
                                                                           -------          --------

INTANGIBLE ASSETS, NET                                                      11,007            11,353
                                                                           -------          --------

DEFERRED INCOME TAXES, NONCURRENT                                              993               993
                                                                           -------          --------

     TOTAL ASSETS                                                          $89,177          $ 99,394
                                                                           =======          ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                      $ 3,675          $  3,780
Accounts payable                                                             5,054             8,027
Current portion of long-term debt                                            3,648             3,648
Accrued payroll and employee benefits                                          750               950
Accrued expenses                                                             7,481             9,834
Income taxes payable                                                           227               215
Deferred income taxes                                                           79                79
                                                                           -------          --------

     TOTAL CURRENT LIABILITIES                                              20,914            26,533
                                                                           -------          --------

LONG-TERM DEBT                                                               4,561             5,473
                                                                           -------          --------

     TOTAL LIABILITIES                                                      25,475            32,006
                                                                           -------          --------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,567,087 shares outstanding (17,564,297 at Dec. 31, 2000)                  176               176
Additional paid-in capital                                                   1,862             1,855
Retained earnings                                                           61,662            65,386
Cumulative translation adjustment                                                2               (29)
                                                                           -------          --------

     TOTAL SHAREHOLDERS' EQUITY                                             63,702            67,388
                                                                           -------          --------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $89,177          $ 99,394
                                                                           =======          ========

                              RADICA GAMES LIMITED
                       ANNOUNCES LICENSING AGREEMENT WITH
                                 MICROSOFT CORP.
                            FOR XBOX(TM) PERIPHERALS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
March 29, 2001                                       PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

                                                     NEIL DOUGHTY
                                                     MANAGING DIRECTOR
                                                     RADICA UK
                                                     (44) 1 992 503133


                                                     DEIRDRE MCMANUS/SUE JELINEK
                                                     FREEMAN PUBLIC RELATIONS
                                                     (973) 470 0400
                                                     dmcmanus@freemanpr.com
                                                     sjelinek@freemanpr.com

(Hong Kong) Radica Games Limited (NASDAQ RADA), designer and manufacturer of video game controllers and accessories marketed under the Gamester(R) brand, announced today that it has signed a worldwide licensing agreement with Microsoft to design, manufacture and market peripherals for the highly anticipated Xbox(TM) video game system. The peripherals will debut at the Electronic Entertainment Expo (E3), Los Angeles Convention Center, Kentia Hall, Los Angeles, California, May 17-19, 2001, Booth 6011. The Gamester brand of video game peripherals is the market leader in Europe and is available worldwide.

"We at Radica are very excited about the launch of Xbox and the potential that it brings to our industry," said Pat Feely, Chief Executive Officer, Radica Games Ltd. "This innovative new platform has inspired us to develop new Gamester peripherals that will truly bring our trademarked 'Unfair Advantage' to gamers around the world."

"We are looking forward to working closely with Radica to develop Xbox peripherals," said Todd Holmdahl, General Manager of Xbox Hardware. "Gamester's commitment to innovation in the controller market complements Microsoft's goal to deliver new and unforeseen game play experiences to players world wide."

Under the agreement, Radica will produce a range of new Gamester branded products that will be officially licensed by Microsoft and carry the Xbox logo. The licensed peripherals will be available Fall, 2001.

Radica's Gamester brand, Europe's most successful and award winning brand of video game peripherals, allows players to take control and maximize their gaming experience. Radica plans to manufacture Microsoft Xbox peripherals in its wholly owned, ISO 9001 certified factory in Southern China where most of its product line is produced.

"Our trademarked Unfair Advantage also relates to our Dongguan factory where we are able to create and control the highest quality in the industry as well as to fully protect the intellectual property of our platform provider partners", said Feely.

About Xbox
----------
Xbox (http://www.xbox.com/) is Microsoft's future-generation video game system that delivers new and unforeseen gameplay experiences. With more than three times the graphics performance of the newest generation of game systems, Xbox unleashes game designers' creativity to produce games that are challenging, exhilarating, surprising, and fun.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Xbox and Microsoft are trademarks of Microsoft Corporation.


                                    -- END --

                              RADICA GAMES LIMITED
                            REPORTS FOURTH QUARTER &
                                YEAR END RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
February 12, 2001                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today an after tax loss of $18.1 million for fiscal year 2000 or $1.03 per fully diluted share including restructuring charges taken in the second quarter compared to an after tax profit of $17.1 million or $0.90 for fiscal year 1999. After tax loss for the three months ended December 31, 2000 was $2.4 million or $0.14 loss per share versus a profit of $2.9 million or $0.16 earnings per share for the three months ended December 31, 1999.

Total revenues for the year were $103.4 million, compared to $133.5 million for fiscal year 1999. Total revenues for the three months ended December 31, 2000 were $34.3 million, compared to $44.5 million for the same period last year. As reported in previous quarters, the revenue decline during 2000 has resulted primarily from severely adverse market conditions in the electronic handheld game category which have only partially been offset by the growth of the Company's Girl Tech(R) product line and the introduction of Radica's new PlayTV(TM) line of games that connect directly into television sets.

Pat Feely, Radica's President and CEO said, "As mentioned in our last earnings release, Radica invested significant additional financial resources in the fourth quarter to promote the launch of our PlayTV(TM) line as part of our strategy to build this new brand for the future. While this investment resulted in a loss for the quarter, we are pleased to report that PlayTV(TM) was very successful at retail during the holiday season and we expect a strong year for the brand in 2001."

"2000 was a difficult and challenging year for Radica that we are happy to have behind us. Market forces in the handheld game industry greatly impacted our results. While the company has responded aggressively to realign its organization and strategy for the future, 2001 will still be a transitionary year in this strategic realignment process. We continue to be enthusiastic about the long-term potential of our business strategy and particularly our newest business segments of PlayTV(TM), Girl Tech(R) and Gamester(R) video game controllers and accessories. However, there is still much work to be done to get us to our ultimate goals," said Feely.

Revenues for the year were comprised of 47.8% Radica handheld games, 13.4% Girl Tech(R), 8.3% PlayTV(TM), 11.9% Gamester(R) (controllers) and 18.6% ODM. This compares to 65.7%, 5.6%, 0%, 7.8% and 20.9% for fiscal year 1999. Revenues for the quarter were comprised of 53.0% Radica handheld games, 9.7% Girl Tech(R), 7.8% PlayTV(TM), 17.4% Gamester(R) (controllers) and 12.1% ODM compared to 65.5%, 6.5%, 0%, 16.2% and 11.8% for the same period in 1999.

Handheld Games

2000 handheld games revenues dropped by $38.5 million or 43.8% to $49.3 million including approximately $6 million of closeout sales. This severe decline resulted from the combination of the decrease in the overall worldwide market for handhelds coupled with the even steeper decline of the fishing and hunting market. Radica's fishing and hunting sales declined by $24.4 million or 67.4% in 2000.

PlayTV(TM)

PlayTV(TM) was introduced during the second half of 2000 and recorded $8.6 million in sales, most of which occurred in the third quarter.

Girl Tech(R)

2000 sales of the Girl Tech(R) line increased by $6.5 million or 87.8% from 1999 to $13.9 million. The Password Journal(R) ended the year as the number one product in the Youth Electronics category as measured by the NPD Group's TRSTS retail tracking service.

Gamester(R)

Gamester(R) sales increased by 18.6% to $12.3 million in 2000 when compared to half year sales reported in 1999 after the acquisition of LMP (now called Radica U.K. Limited) in late June of 1999. On a full year basis sales decreased by approximately 17% due to the softness in the world wide video game controller business caused by the platform transition occurring in that business and the shortages of Playstation 2 consoles. Sony has announced that it expects a dramatic increase in supply during 2001 plus Microsoft and Nintendo have announced that their new platforms are expected during 2001.

ODM

Sales of ODM manufactured products decreased in 2000 by $8.6 million or 30.8% to $19.3 million. This reflected declines in sales to Hasbro offset by ODM sales of Xavix(TM) (PlayTV(TM) like) products and controllers.

Financial Statements Discussion

During the second quarter Radica took non-recurring charges of $10 million related to the restructuring of its organization and provisions against inventories, prepaid royalties, receivables and bad debts as a result of the downturn in its handheld games business. Gross margin for the year was 22.4% compared to 41.4% in fiscal year 1999 as a result of these charges and a mix shift to lower margin Gamester(R) business. Gross margin for the quarter was 32.7% compared to 39.8% in Q4 of 1999 as a result of the impact of increased sales of closeout product and the change in product mix.

Operating expenses for the year including restructuring charges incurred in Q2 were $44.1 million compared to $39 million in fiscal year 1999. Operating expenses for the quarter were $14.3 million compared to $14.5 million in Q4 of 1999. These included advertising expenditure of $7 million compared to advertising expenditure of $5.5 million in Q4 of 1999. Research and development expenditure dropped from $2.2 million in Q4 1999 to $1.0 million in Q4 2000 due to external development expenditure incurred last year.

At December 31, 2000 the Company had $23.1 million of cash ($1.31 per share) and net assets of $67.4 million ($3.84 per share). Inventories dropped to $14 million from $24.6 million at December 31, 1999 primarily as a result of the Company's successful moves to close out old inventories. The Company also took additional stock provisions in Q2 of 2000. Receivables were at $25.9m at December 31, 2000 compared to $23.8m at December 31, 1999. These were higher than the Company had hoped for due to an internal, short-term problem in its EDI system for computerized collections. Since the end of the year this issue has been addressed and approximately $16 million of these receivables have been received.

Financial Outlook

"After the volatile year we had in 2000 it is extremely difficult to forecast 2001 with confidence. However, we believe it is useful to our investors to provide some general guidance on our plans and objectives for the new year. As I have mentioned previously, 2001 will be a transitionary year in our strategic realignment process and our real focus in terms of financial returns is 2002 and beyond, " said Feely.

In the year 2001 sales are targeted to grow in the 10 to 15% range reflecting double digit increase targets in the PlayTV(TM) and Gamester(R) categories partially offset by continued significant decreases in the handheld game ODM business with Hasbro that are likely.

The company has a target to return to profitability by the end of the year for the fiscal year but at a modest level in the range of $0.10 to $0.30 per share. Sales and earnings are expected to be skewed to the second half when compared to prior years' seasonality reflecting the change in mix of sales from low priced handhelds to higher priced PlayTV(TM) and video game controller products that primarily sell in the Fall. As a result the company is planning that its first half sales are unlikely to be more than 24% of full year sales compared to 28% in 2000. Therefore, the company is targeting a loss for the first half in the range of $0.30 to $0.40 offset by second half profits in the range of $0.50 to $0.60. Radica's most difficult quarterly comparison is likely to come in the first quarter of 2001 as it still had comparatively significant sales of fishing, hunting and handheld game ODM products in the first quarter of 2000. After the first quarter the company's goal is to report quarters exceeding prior year results for the remainder of the fiscal year.



The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS




(US Dollars in thousands,                                Three months ended                  Twelve months ended
 except per share data)                                     December 31,                         December 31,
                                                   -----------------------------       -----------------------------
                                                        2000           1999                2000             1999
                                                   ------------      -----------       ------------      -----------
                                                     (unaudited)     (unaudited)        (unaudited)
REVENUES:
Net sales                                          $     34,331      $     44,472      $    103,381      $    133,522
Cost of sales                                           (23,112)          (26,763)          (80,232)          (78,229)
                                                   ------------      ------------      ------------      ------------
Gross profit                                             11,219            17,709            23,149            55,293
                                                   ------------      ------------      ------------      ------------

OPERATING EXPENSES:
Selling, general and administrative expenses            (12,133)          (10,964)          (32,273)          (28,049)
Research and development                                 (1,028)           (2,158)           (5,210)           (6,036)
Depreciation and amortization                            (1,300)           (1,399)           (5,427)           (4,956)
Restructuring charge                                        179              --              (1,190)             --
                                                   ------------      ------------      ------------      ------------
Total operating expenses                                (14,282)          (14,521)          (44,100)          (39,041)
                                                   ------------      ------------      ------------      ------------

OPERATING (LOSS) INCOME                                  (3,063)            3,188           (20,951)           16,252

OTHER INCOME                                                253               511             1,287             1,231

SHARE OF LOSS OF AFFILIATED COMPANY                        --              (1,044)             --              (1,748)

NET INTEREST INCOME                                         108               188               664             1,469
                                                   ------------      ------------      ------------      ------------

(LOSS) INCOME BEFORE INCOME TAXES                        (2,702)            2,843           (19,000)           17,204

CREDIT (PROVISION) FOR INCOME TAXES                         287                35               901              (149)
                                                   ------------      ------------      ------------      ------------

NET (LOSS) INCOME                                  $     (2,415)     $      2,878      $    (18,099)     $     17,055
                                                   ============      ============      ============      ============

(LOSS) EARNINGS PER SHARE - BASIC:

Net (loss) earnings per share                      $      (0.14)     $       0.16      $      (1.03)     $       0.94
                                                   ============      ============      ============      ============

Weighted average number of shares                    17,560,128        17,735,192        17,608,167        18,144,179
                                                   ============      ============      ============      ============

(LOSS) EARNINGS PER SHARE
  - ASSUMING DILUTION:

Net (loss) earnings per share and
  dilutive potential common stock                  $      (0.14)     $       0.16      $      (1.03)     $       0.90
                                                   ============      ============      ============      ============

Weighted average number of shares and dilutive
   potential common stock used in computation        17,560,128        18,430,094        17,608,167        18,979,349
                                                   ============      ============      ============      ============

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                      December 31,  December 31,
                                                                      ------------  ------------
(US Dollars in thousands, except share data)                              2000          1999
                                                                      ------------  ------------
                                                                       (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                              $ 23,097      $ 32,159
Accounts receivable, net of allowances for doubtful accounts of $2,073  ($389 at Dec. 31, 1999) and estimated customer
  returns of $1,494 ($624 at Dec. 31, 1999)                              25,931        23,750
Inventories, net of provision of $5,788 ($2,339 at Dec. 31, 1999)        13,971        24,625
Prepaid expenses and other current assets                                 1,678         4,752
Income taxes receivable                                                   4,173         1,257
Deferred income taxes                                                       223         3,667
                                                                       --------      --------

        TOTAL CURRENT ASSETS                                             69,073        90,210
                                                                       --------      --------

PROPERTY, PLANT AND EQUIPMENT, NET                                       17,975        17,523
                                                                       --------      --------

INTANGIBLE ASSETS, NET                                                   11,353        14,351
                                                                       --------      --------

DEFERRED INCOME TAXES, NONCURRENT                                           993            11
                                                                       --------      --------

        TOTAL ASSETS                                                   $ 99,394      $122,095
                                                                       ========      ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                  $  3,780      $  1,464
Accounts payable                                                          8,027        12,029
Current portion of long-term debt                                         3,648         1,399
Accrued payroll and employee benefits                                       950         2,511
Accrued expenses                                                          9,834         7,614
Income taxes payable                                                        215            70
Deferred income taxes                                                        79          --
                                                                       --------      --------

        TOTAL CURRENT LIABILITIES                                        26,533        25,087
                                                                       --------      --------

LONG-TERM DEBT                                                            5,473        10,946
                                                                       --------      --------

        TOTAL LIABILITIES                                                32,006        36,033
                                                                       --------      --------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,564,297 shares outstanding (17,639,594 at Dec. 31, 1999)               176           176
Additional paid-in capital                                                1,855         1,757
Retained earnings                                                        65,386        84,100
Cumulative translation adjustment                                           (29)           29
                                                                       --------      --------

       TOTAL SHAREHOLDERS' EQUITY                                        67,388        86,062
                                                                       --------      --------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 99,394      $122,095
                                                                       ========      ========


                              RADICA GAMES LIMITED

                               2000 ANNUAL REPORT

CONTENTS

LETTER TO SHAREHOLDERS....................................................     2

MANAGEMENT'S DISCUSSION OF RESULTS........................................     4

FINANCIAL INFORMATION.....................................................     9

DIRECTORS AND OFFICERS....................................................    33

CORPORATE INFORMATION.....................................................    34

About RADICA:(R)
Radica Games Limited (NASDAQ - RADA) is a Bermuda company headquartered in Hong Kong. The Company is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".
Financial Highlights

OPERATING RESULTS                                    Year ended         Year ended      Two months ended     Year ended
(US dollars in thousands, except per share data)  December 31, 2000  December 31, 1999  December 31, 1998  October 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                           $  103,381         $  133,522         $   21,071         $  155,618
Net (loss) income                                   $  (18,099)        $   17,055         $    5,819         $   51,256
(Loss) earnings per share -
assuming dilution                                   $    (1.03)        $     0.90         $     0.29         $     2.39
Weighted average number of shares
and dilutive potential common
stock outstanding                                       17,608             18,979             20,094             21,488

FINANCIAL POSITION
(US dollars in thousands)                         December 31, 2000  December 31, 1999  December 31, 1998  October 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
Working Capital                                     $   42,540         $   65,123         $   65,776         $   59,913
Total assets                                        $   99,394         $  122,174         $  108,190         $  113,521
Total liabilities                                   $   32,006         $   36,112         $   22,455         $   33,682
Shareholders' equity                                $   67,388         $   86,062         $   85,735         $   79,839

                                                    $  (18,099)        $   17,055         $    5,819         $   51,256

                                                    $    (1.03)        $     0.90         $     0.29         $     2.39

                                                        17,608             18,979             20,094             21,488


FINANCIAL POSITION
(US dollars in thousands)                         December 31, 2000  December 31, 1999  December 31, 1998  October 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
Working capital                                     $   42,540         $   65,123         $   65,776         $   59,913

Total assets                                        $   99,394         $  122,174         $  108,190         $  113,521

Total liabilities                                   $   32,006         $   36,112         $   22,455         $   33,682

Shareholders' equity                                $   67,388         $   86,062         $   85,735         $   79,839

To Our Shareholders

2000 was one of the most difficult and challenging years in Radica's history. Our primary business sector of handheld electronic games declined by 22% at retail industry wide after having grown impressively over the prior three years. Manufacturers and retailers got caught with large excess inventories. A massive sell-off ensued which destroyed margins and eliminated the potential to ship significant quantities of new items into stores. Radica was hit harder than most companies in the industry since our strongest area of fishing and hunting games declined at a greater rate than the rest of the industry.

Early last year when we recognized the situation, we responded aggressively to cut cost, generate cash and restructure our organization. This involved redeploying resources in our company to increase the focus on the highest potential growth areas for the future. These actions resulted in restructuring costs and other charges related to the downturn in our handheld games business which were taken during our second quarter and were the major contributing factor to the losses experienced during the year.

These actions also resulted in the stabilization and redirection of our business in a positive direction for the future. We ended the year with a solid balance sheet including $23 million of cash and a current ratio of 2.6. We also returned to profitability in the second half in spite of heavy spending on television advertising for the launch of our new PlayTV(TM) product line and R&D investments for our new Gamester(R) video game controller business.

We accelerated our diversification program that had been in process during the last two years and made significant strides in 2000. That resulted in our non-handheld games business sectors essentially doubling from $18 million to $35 million and increasing from 13% to 34% of our sales. In so doing we set the stage for continued strong growth in our new business sectors for 2001 and beyond.

Our strategic goal continues to be to become a diversified electronic entertainment company with a product mission to deliver intense physically interactive experiences to game players. We made huge strides in that direction during 2000 with the launch of the PlayTV(TM) line of games. These are the first physical interaction games that plug directly into any TV set without the need for a video game console. The PlayTV(TM) Baseball, Hunting and Ping Pong games sold out early at Christmas last year and set a new standard in the industry for exciting game play. As a result for 2001 we are launching three new games including Snowboarding, Fishing and Card Night which will each uniquely bring new meaning to how consumers can play on TV.

We also made significant progress in the integration of the Gamester(R) business that we acquired last year. Gamester(R) is the leading brand of video game controllers in the European market and expanded their market position in the UK during 2000. Due to the premature announcement of Sony Playstation 2 and the ensuing shortages of these new console units at Christmas, it was a difficult year in the controller industry. However, it was a year of great promise for the future since three new platform launches were announced for 2001. Nintendo announced that Game Boy Advance will be introduced in June and Game Cube will be out before Christmas. Also, Microsoft announced their launch of the Xbox(TM) for fall of 2001.

These new platforms when coupled with the expected stronger supply of PlayStation 2 add up to a terrific opportunity for 2001 and beyond. Platform accessories have traditionally represented at least a quarter of hardware volume and should be driven by the anticipated strong growth in set-top box and handheld platform hardware resulting from these new systems. Plus the new platforms are redefining the potential of video game systems. Each is internet compatible and is likely to expand the need for controllers and accessories.

In 2000 we made significant progress realigning our organization to prepare for this opportunity. We expanded our staffing significantly in R&D, marketing and sales groups dedicated to this opportunity. This included hiring some proven industry experts to help us expand our share of the European market and penetrate the US market. As a result we are expecting to support each new platform with outstanding products that are compatible and expand the capabilities of these systems. We consider it our most exciting strategic opportunity for the long term.

Girl Tech(R) is our third new business segment and it had a great year in 2000. We increased our market share from 3% to 7% of Youth Electronics and shipments were up by 88%. It has become the leading brand of Electronics targeted to girls and was led by our Password Journal(R) that was the number one Youth Electronics product for the year 2000 in the industry.

For 2001 we have expanded the product line again to include the Password Control Center(TM) that allows girls to turn on and off electrical items in her room by voice commands. There is also an electronic planner called Plan Girl(TM) and totally revised and upgraded versions of the successful Password Journal(R) and KeepSafe Box(TM). Retailers continue to increase their shelf space devoted to this new category of girl's electronics and we expect Girl Tech(R) to be the primary beneficiary of this trend.

Handheld games experienced a major shakeout in 2000 and we are pleased to say that the closeout inventories appear to have disappeared from retail shelves for the new year. While shelf space devoted to this category has decreased significantly, it is still a meaningful category and the decline in shipments is likely to flatten out in 2001. Radica still has a strong presence when compared to our competitors. We dominate the basics in the category including casino, heritage, fishing and hunting games. In many stores we are almost the only brand in these staple categories that sell primarily to adults.

The boy's handheld game category seems to have the least potential of our categories in the industry for 2001; but we think we have the product to get momentum going again. They're called Skannerz(TM). Theses are portable bar code scanners that let you find and identify monsters hiding inside UPC codes. Whether it's a cereal box or soda can, there are monsters everywhere. Next fall kids will be searching products for the 126 monsters they will be able to collect and battle against their friends' Skannerz(TM).

Given all of these opportunities going into 2001 we have plenty of optimism for the future. But, I want to caution you that while we believe 2001 will be a much better year than 2000, we are still in a transitionary process toward our ultimate goal of creating a diversified electronic entertainment company. That means we will continue to invest in advertising and R&D to build our new diverse business segments at a higher rate than would be justified by the potential short-term results. We believe the ultimate payoff will be in 2002 and beyond when the benefits of our strategic realignment will really begin to take hold.

Until then we will continue to keep you informed of our progress and want to thank you for your continued belief in Radica and our strategy for the future.

Sincerely,

/s/ Patrick S. Feely                                 /s/ Jon N. Bengtson

Patrick S. Feely                                     Jon N. Bengtson
President and Chief Executive Officer                Chairman of the Board

March 12, 2001                                       March 12, 2001

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

     In December of 1998, Radica Games' Board of Directors approved a change in the Company's fiscal year end from October 31 to December 31. This resulted in a transition period from November 1, 1998 to December 31, 1998, which has been audited. However, for clarity of presentation and comparability, the discussion of results of operations compares the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 1999, followed by a comparison of the year ended December 31, 1999 to the unaudited twelve months ended December 31, 1998, a comparison of the unaudited two months ended December 31, 1998 to two months ended December 31, 1997 and a comparison of the fiscal year ended October 31, 1998 to the fiscal year ended October 31, 1997. For purposes of the comparison of the year ended December 31, 1999 to the twelve months ended December 31, 1998, the unaudited twelve months ended December 31, 1998 are referred to as the prior year.

Fiscal 2000 Compared to Fiscal 1999

     The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                         Year ended December 31,
                                                         -----------------------
                                                            1999         2000
                                                           ------       ------

     Net revenues                                          100.0%       100.0%
     Cost of sales                                          58.6%        77.6%

     Gross margin                                           41.4%        22.4%
     Selling, general and administrative expenses           21.0%        31.2%
     Research and development                                4.5%         5.0%
     Depreciation and amortization                           3.7%         5.3%
     Restructuring charge                                    0.0%         1.2%

     Operating income (loss)                                12.2%       (20.3%)
     Other income                                            0.9%         1.2%
     Share of loss of affiliated company                     1.3%         0.0%
     Interest income, net                                    1.1%         0.7%

     Income (loss) before income taxes                      12.9%       (18.4%)
     (Provision) credit for income taxes                    (0.1%)        0.9%

     Net income (loss)                                      12.8%       (17.5%)

     An after tax loss of $18.1 million for fiscal year 2000 or $1.03 per fully diluted share including restructuring charges was taken in the second quarter versus an after tax profit of $17.1 million or $0.90 for fiscal year 1999.

     Total revenues for the year were $103.4 million, compared to $133.5 million for the same period in 1999. The revenue decline during 2000 has resulted primarily from severely adverse market conditions in the electronic handheld game category which have only partially been offset by the growth of the Company's Girl Tech(R) product line and the introduction of Radica's new Play TV(TM) line of games.

     Summary of sales achieved from each category of products:

                                       YEAR ENDED DECEMBER 31,
                  --------------------------------------------------------------
                              1999                             2000
                  ------------------------------  ------------------------------
                            NET          % OF NET         NET         % OF NET
     PRODUCT LINES      SALES VALUE    SALES VALUE    SALES VALUE    SALES VALUE
     -------------      -----------    -----------    -----------    -----------
                       (in thousands)                (in thousands)
     Handheld            $ 87,775         65.7%        $ 49,307         47.8%
     Play TV                    -          0.0%           8,561          8.3%
     Girl Tech              7,444          5.6%          13,897         13.4%
     ODM                   27,897         20.9%          19,271         18.6%
     Peripherals           10,406          7.8%          12,345         11.9%
                        -----------    -----------    -----------    -----------
     Total               $133,522        100.0%        $103,381        100.0%
                        ===========    ===========    ===========    ===========

     During the year Radica took non-recurring charges of $10.2 million related to the restructuring of its organization and provisions against inventories, prepaid royalties, receivables and bad debts as a result of the downturn in its handheld games business. Gross margin for the year was 22.4% compared to 41.4% in fiscal year 1999 as a result of these charges and a mix shift to lower margin Gamester(R) business.

     Operating expenses for the year including restructuring charges incurred in Q2 were $44.1 million compared to $39 million in fiscal year 1999.

     The following table lays out the changes in operating expenses for the major expense categories:

                                                      December 31,
                                                  --------------------
                                                   1999          2000
                                                  -------      -------
                                                (US dollars in millions)
     Commissions                                  $  2.9       $  2.3
     Indirect salaries and wages                     8.2          7.5
     Advertising and promotion expenses              8.9         11.1
     Research and development expenses               6.0          5.2

     The decrease in commissions in 2000 was the result of both the decrease in sales from 1999 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representative to an in-house sales team. The decrease in indirect salaries and wages in 2000 was the result of the Company's reorganization in the second quarter. Advertising and promotional costs increased in 2000 due to the introduction of the Play TV(TM) line in the US.

Capital Resources and Liquidity

     At December 31, 2000 the Company had $23.1 million of cash ($1.31 per share) and net assets of $67.4 million ($3.84 per share). Inventories dropped to $14 million from $24.6 million at December 31, 1999 primarily as a result of the Company's successful moves to close out old inventories. The Company also took additional stock provisions in Q2 of 2000. Receivables were at $25.9 million at December 31, 2000 compared to $23.8 million at December 31, 1999. These were higher than the Company had hoped for due to an internal, short-term problem in its EDI system for computerized collections. By mid-February 2001 the Company had collected approximately $16 million of these receivables. Current liabilities were $26.5 million at December 31, 2000 compared to $25.2 million at December 31, 1999. The increase was primarily the result of an increase in short-term borrowings and debt offset by a decrease in account payable. Working capital at December 31, 2000 was $42.5 million, a $22.6 million decrease from December 31, 1999. Net cash used in operating activities and investing activities for the year ended December 31, 2000 was $4.7 million and $4.3 million, respectively. Investing activities, consisted primarily of purchase of property, plant and machinery and intangible assets. As of December 31, 2000, the Company had more than $6 million of various lines of credit available for use. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

Fiscal 1999 Compared to Twelve Months Ended December 31, 1998

     On June 24, 1999 the Company acquired all of the business and operating assets of Leda Media Products Limited, now called Radica UK Limited ("Radica UK") for total transaction costs of $14.6 million including acquisition-related costs. The transaction has been accounted for using the purchase method. The Company's consolidated results of operations include the results of Radica UK from the date of acquisition (see Note 6 of the Notes to the Consolidated Financial Statements).

     Net sales for the year ended December 31, 1999 were $133.5 million, decreasing 16.2% from $159.4 million for the prior year. Approximately 19% of sales related to Fishing games, 8.1% to Hunting games, 8.7% to Action games, 12.1% to Sports games, 10.2% to Heritage games, 5.6% to Girl Tech(R) games, 7.6% to Casino games, 7.8% to peripherals and 20.9% to ODM sales during the year ended December 31, 1999 in comparison to 40.4%, 0%, 9.8%, 11.5%, 7.2%, 0.1%,
8.2%, 0% and 22.8% in the same period in 1998.

     During 1999, the Company sold 267 different models of games, totaling 17.2 million units, compared to 132 models totaling 18.1 million units in 1998, a decrease of 5.0%. Twenty-seven new models were sold during 1999.

     The gross profit for fiscal year 1999 was $55.3 million compared to $85.9 million for fiscal 1998, a decrease of 35.6%. The gross margin for the year was 41.4% compared to 53.9% for fiscal year 1998. The decrease in gross margin was due to the effect of the sales of lower margin controller product through Radica UK, the effect of increased licenses, reduced ODM margins, together with the effect of certain amounts of air freight due to shortages of raw materials due to the Taiwan earthquake earlier this year.

     Operating profit for fiscal year 1999 was $16.3 million, a decrease of 66.1% from $48.1 million in fiscal 1998. Operating expenses increased to $39.0 million from $37.8 million in 1998. The increase was the result of increased research and development costs, together with increased depreciation and amortization due to the acquisition of Radica UK.

     The following table lays out the changes in operating expenses for the major expense categories.

                                                      December 31,
                                                  -------------------
                                                    1998        1999
                                                  -------     -------
                                                (US dollars in millions)
     Commissions                                  $  5.0      $  2.9
     Indirect salaries and wages                     6.9         8.2
     Advertising and promotion expenses              8.8         8.9
     Research and development expenses               5.6         6.0

     The decrease in commissions in 1999 was the result of the decrease in sales from 1998 combined with Radica USA's decision to move the sales function to several of its retail customers in-house. Indirect wages and salaries increased in 1999 as a result of the acquisition of Radica UK and management's decision to increase research and development and add several key management positions in the United States.

     The effective blended tax rate for the year ended December 31, 1999 was a provision of 0.9% on continuing operations compared to a credit of 0.3% for fiscal 1998. The tax provision for the year was comprised of an expense of $0.2 million representing 0.9% of pre-tax income. This compared to a credit of $0.6 million in 1998, or 1.2% of pre-tax income. The increase in the tax provision for the year was as a result of taxable income in the US and the one-time deferred tax credit of $4.6 million in 1998.

     During 1999, the Company wrote down a $1 million loan to its affiliate Sharegate due to actual losses in 1999 and anticipated ongoing losses in 2000. As the investment in Sharegate was at zero on the balance sheet at the end of 1999, there will be no further charges as a result of Sharegate in 2000.

     Net profit for fiscal year 1999 was $17.1 million or $0.90 per share compared to $51.0 million or $2.41 per share in fiscal 1998.

Two Months  Ended  December 31, 1998  Compared to Two Months Ended  December 31,
1997

     Net sales for the two months ended December 31, 1998 were $21.1 million, increasing 22% from $17.3 million for the prior year. Approximately 25% of sales related to Fishing games, 12.2% to Action games, 18.2% to Sports games, 7.0% to Heritage games, 0.7% to Girl Tech(R) games, 9.5% to Casino games and 27.4% to ODM sales during the two months ended December 31, 1998 in comparison to 53.9%, 7.2%, 6.1%, 8.7%, 0%, 12.2% and 11.9% in the same period in 1997.

     During the two months ended December 31, 1998, the Company sold 97 different models of games, totaling 2.4 million units, compared to 100 models totaling two million units in the same period in 1997, an increase of 20%. Of the 81 models of Radica, Girl Tech(R) and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Seven new models were sold during the period.

     The gross profit for the two months ended December 31, 1998 was $10.4 million compared to $9.5 million for the two months ended December 31, 1997, an increase of 9.5%. The gross margin for the two months ended December 31, 1998 was 49.1% compared to 54.6% for the same period in 1997.

     Operating profit for the two months ended December 31, 1998 was $5.4 million, a decrease of $0.4 million from $5.8 million for the same period in 1997. Operating expenses increased to $5.0 million from $3.6 million for the two months ended December 31, 1997.

     The following table lays out the changes in operating expenses for the major expense categories.

                                               Two months ended December 31,
                                               -----------------------------
                                                    1997        1998
                                                  --------     --------
                                                (US dollars in millions)
     Commissions                                  $  0.55      $  0.79
     Indirect salaries and wages                     0.73         1.24
     Advertising and promotion expenses              0.73         0.42
     Research and development expenses               0.32         0.73

     The effective blended tax rate for the two months ended December 31, 1998 was a provision of 2.9% compared to 1.2% for the two months ended December 31, 1997. The increase in tax expense for the period was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

     Net profit for the two months ended December 31, 1998 of $5.8 million or $0.31 per share compared to $6.1 million or $0.29 per share for the same period in 1997.

Fiscal 1998  Compared  to Fiscal 1997

     Net sales for the year ended October 31, 1998 were $155.6 million, increasing 77.2% from $87.8 million for the prior year. Approximately 44% of sales related to Fishing games, 9.1% to Action games, 10% to Sports games, 7.4% to Heritage games, 8.5% to Casino games and 21% to ODM sales in fiscal 1998 in comparison to 40.7%, 2.7%, 9.3%, 12.3%, 15.6% and 19.4% in fiscal 1997. During
1998, the Company sold 125 different models of games, totaling 17.7 million units, compared to 156 models totaling 12.4 million units in 1997, an increase of 42.7%. Of the 125 models of Radica and Monte Carlo (now called Radica Gold) games sold during the period a number of models were discontinued lines, which unless the market warranted reintroduction, the Company intended to continue selling so long as inventories exist. Twenty new models were sold during 1998.

     The gross profit for fiscal year 1998 was $85.0 million compared to $46.9 million for fiscal 1997, an increase of 81.2%. The gross margin for the year was 54.6% compared to 53.4% for fiscal year 1997.

     Operating profit for fiscal year 1998 was $48.6 million, an increase of $20.5 million from $28.1 million in fiscal 1997. Operating expenses increased to $36.4 million from $18.8 million in 1997.

     The following table lays out the changes in operating expenses for the major expense categories.

                                                        October 31,
                                               -----------------------------
                                                    1997        1998
                                                  --------     --------
                                                (US dollars in millions)
     Commissions                                  $  2.45      $  4.73
     Indirect salaries and wages                     4.72         6.36
     Advertising and promotion expenses              0.80         9.20
     Research and development expenses               2.10         3.71

     The effective blended tax rate for the year ended October 31, 1998 was a credit of 0.5% on continuing operations compared to a provision of 0.6% for fiscal 1997. The tax credit for the year was comprised of an expense of $4.0 million representing 7.8% of pre-tax income, offset by a one time deferred tax credit of $4.6 million. This compared to a charge of $0.2 million in 1997, or 0.6% of pre-tax income. The increase in tax expense for the year was as a result of the brought forward losses in the US subsidiary being used up resulting in the US profits of the distribution operation becoming fully taxable.

     Net profit for fiscal year 1998 of $51.3 million or $2.53 per share compared to $29.6 million or $1.43 per share in fiscal 1997.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS
     (US dollars in thousands, except share data)     December 31,  December 31,
                                                      ------------  ------------
                                                          2000          1999
                                                      ------------  ------------
     Current assets:
     Cash and cash equivalents                          $ 23,097      $ 32,159
     Accounts receivable, net of allowances for
       doubtful accounts of $2,073 ($389 at
       Dec. 31, 1999)                                     25,931        23,750
     Inventories, net of provision of $5,788
       ($2,339 at Dec. 31, 1999)                          13,971        24,625
     Prepaid expenses and other current assets             1,574         4,752
     Income taxes receivable                               4,277         1,257
     Deferred income taxes                                   223         3,746
                                                      ------------  ------------
          Total current assets                            69,073        90,289
                                                      ------------  ------------
     Property, plant and equipment, net                   17,975        17,523
                                                      ------------  ------------
     Intangible assets, net of accumulated
       amortization of $6,976 ($4,317 at
       Dec. 31, 1999)                                     11,353        14,351
                                                      ------------  ------------
     Deferred income taxes, noncurrent                       993            11
                                                      ------------  ------------
          Total assets                                  $ 99,394      $122,174
                                                      ============  ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities:
     Short-term borrowings                              $  3,780      $  1,464
     Current portion of long-term debt                     3,648         1,399
     Accounts payable                                      7,077        10,929
     Accrued warranty expenses                               950         1,100
     Accrued payroll and employee benefits                   950         2,511
     Other accrued liabilities                             9,834         7,614
     Income taxes payable                                    215            70
     Deferred income taxes                                    79            79
                                                      ------------  ------------

             Total current liabilities                    26,533        25,166
                                                      ------------  ------------

     Long-term debt                                        5,473        10,946
                                                      ------------  ------------

             Total liabilities                            32,006        36,112
                                                      ------------  ------------

     Shareholders' equity:
     Common stock
       par value $0.01 each, 100,000,000 shares
       authorized, 17,564,297 shares outstanding
       (17,639,594 at Dec. 31, 1999)                         176           176
     Additional paid-in capital                            1,855         1,757
     Retained earnings                                    65,386        84,100
     Accumulated translation adjustment                      (29)           29
                                                      ------------  ------------

          Total shareholders' equity                      67,388        86,062
                                                      ------------  ------------

          Total liabilities and shareholders'
            equity                                      $ 99,394      $122,174
                                                      ============  ============

               /s/ Jon N. Bengston                     /s/ David C. W. Howell
          -----------------------------            -----------------------------
                   DIRECTOR                                    DIRECTOR

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                                     Year ended         Two months ended    Year ended
 except per share data)                                      December 31,          December 31,      October 31,
                                                 -----------------------------   ----------------   -------------
                                                       2000           1999            1998               1998
                                                 -------------   -------------   ----------------   -------------

Revenues:
Net sales                                        $    103,381    $    133,522    $     21,071       $    155,618
Cost of sales                                         (80,232)        (78,229)        (10,717)           (70,576)
                                                 ------------    ------------    ------------       ------------
Gross profit                                           23,149          55,293          10,354             85,042
                                                 ------------    ------------    ------------       ------------

Operating expenses:
Selling, general and administrative expenses          (32,273)        (28,049)         (3,657)           (27,788)
Research and development                               (5,210)         (6,036)           (730)            (3,710)
Depreciation and amortization                          (5,427)         (4,956)           (612)            (3,423)
Restructuring charge                                   (1,190)            -               -               (1,500)
                                                 ------------    ------------    ------------       ------------
Total operating expenses                              (44,100)        (39,041)         (4,999)           (36,421)
                                                 ------------    ------------    ------------       ------------

Operating (loss) income                               (20,951)         16,252           5,355             48,621

Other income                                            1,287           1,231             471                807

Share of loss of affiliated company                       -            (1,748)           (120)              (334)

Net interest income                                       664           1,469             289              1,896
                                                 ------------    ------------    ------------       ------------

(Loss) income before income taxes                     (19,000)         17,204           5,995             50,990

Credit (provision) for income taxes                       901            (149)           (176)               266
                                                 ------------    ------------    ------------       ------------

Net (loss) income                                $    (18,099)   $     17,055    $      5,819       $     51,256
                                                 ============    ============    ============       ============

(Loss) earnings per share - basic:

Net (loss) earnings per share                    $      (1.03)   $       0.94    $       0.31       $       2.53
                                                 ============    ============    ============       ============

Weighted average number of shares                  17,608,167      18,144,179      18,883,455         20,239,790
                                                 ============    ============    ============       ============

(Loss) earnings per share - assuming dilution:

Net (loss) earnings per share and
  dilutive potential common stock                $      (1.03)   $       0.90    $       0.29       $       2.39
                                                 ============    ============    ============       ============

Weighted average number of shares and dilutive
   potential common stock used in computation      17,608,167      18,979,349      20,094,489         21,488,364
                                                 ============    ============    ============       ============


        See accompanying notes to the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(US dollars in thousands)                                      Common stock
                                                               ------------                          Accumulated
                                                                        Additional                      other           Total
                                            Number                       paid-in        Retained    comprehensive    shareholders'
                                           of shares        Amount       capital        earnings    income (loss)       equity
                                        ---------------- ------------- -------------  ------------- ---------------  -------------

Balance at October 31, 1997                  20,860,200     $     209      $ 28,589       $ 32,800      $       (5)      $ 61,593
Issuance of stock                               190,094             2         3,598              -               -          3,600
Cancellation of repurchased stock            (2,610,400)          (26)      (23,901)       (13,660)              -        (37,587)
Stock options exercised                         424,400             4         1,012              -               -          1,016
Net income                                            -             -             -         51,256               -         51,256
Foreign currency translation                          -             -             -              -             (39)           (39)
                                        ---------------- ------------- -------------  ------------- ---------------  -------------

Balance at October 31, 1998                  18,864,294     $     189       $ 9,298       $ 70,396      $      (44)      $ 79,839
Stock options exercised                          32,400             -            84              -               -             84
Net income                                            -             -             -          5,819               -          5,819
Foreign currency translation                          -             -             -              -              (7)            (7)
                                        ---------------- ------------- -------------  ------------- ---------------  -------------

Balance at December 31, 1998                 18,896,694     $     189       $ 9,382       $ 76,215      $      (51)      $ 85,735
Cancellation of repurchased stock            (1,538,500)          (16)       (8,821)        (9,170)              -        (18,007)
Stock options exercised                         281,400             3           529              -               -            532
Grant of warrants                                     -             -           667              -               -            667
Net income                                            -             -             -         17,055               -         17,055
Foreign currency translation                          -             -             -              -              80             80
                                        ---------------- ------------- -------------  ------------- ---------------  -------------

Balance at December 31, 1999                 17,639,594     $     176       $ 1,757       $ 84,100      $       29       $ 86,062
Issuance of stock                                 9,158             -            23              -               -             23
Cancellation of repurchased stock              (156,055)           (1)          (25)          (615)              -           (641)
Stock options exercised                          71,600             1           100              -               -            101
Net loss                                              -             -             -        (18,099)              -        (18,099)
Foreign currency translation                          -             -             -              -             (58)           (58)
                                        ---------------- ------------- -------------  ------------- ---------------  -------------

Balance at December 31, 2000                 17,564,297     $     176       $ 1,855       $ 65,386      $      (29)      $ 67,388
                                        ================ ============= =============  ============= ===============  =============

The comprehensive (loss) income of the Company, which represents the aggregate of the net (loss) income and the foreign currency translation adjustments, was $(18,157), $17,135, $5,812 and $51,217 for the years ended December 31, 2000 and
1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively.

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(US dollars in thousands)                                Year ended    Year ended   Two months ended  Year ended
                                                        December 31,  December 31,    December 31,    October 31,
                                                        ------------  ------------  ----------------  -----------
                                                            2000          1999            1998           1998
                                                        ------------  ------------  ----------------  -----------
Cash flow from operating activities:
Net (loss) income                                        $(18,099)     $ 17,055        $  5,819        $ 51,256
Adjustments to reconcile net (loss) income to net cash
(used in) provided by operating activities:
Deferred income taxes                                       2,541            82             795          (4,634)
Depreciation                                                2,601         2,389             362           1,923
Amortization                                                2,826         2,567             250           1,500
Share of loss of affiliated company                           -           1,748             120             334
Acquired research and development                             -             -               -             1,500
Loss on disposal and write off of
property, plant and equipment                                  10            62               1              22
Changes in assets and liabilities:
Accounts receivable                                        (2,181)       (7,601)         18,389         (14,509)
Inventories                                                10,654        (2,986)          1,240          (9,793)
Prepaid expenses and other current assets                   3,178        (3,572)             85            (445)
Accounts payable                                           (3,852)        3,365          (4,783)          3,485
Accrued payroll and employee benefits                      (1,561)         (177)           (822)          2,261
Commissions payable                                            33          (300)           (680)            529
Accrued advertising expenses                                  181          (105)         (4,870)          5,460
Accrued license and royalties                               1,297         1,043            (162)            219
Accrued sales expenses                                      1,977        (2,742)            282           2,062
Accrued warranty expenses                                    (150)       (1,400)             30             309
Other accrued expenses                                     (1,268)        1,351            (309)           (272)
Income taxes                                               (2,875)       (2,286)           (668)          1,852
                                                         --------      --------        --------        --------

Net cash (used in) provided by operating activities        (4,688)        8,493          15,079          43,059
                                                         --------      --------        --------        --------

Cash flow from investing activities:
Decrease (increase) in short-term investments                 -             -               -             2,050
Proceeds from sale of property, plant and equipment            75            47              35              33
Purchase of property, plant and equipment                  (3,138)       (3,306)           (805)         (5,532)
Purchase of Radica UK, net of cash acquired                   -          (2,511)            -               -
Purchase of intangible assets                              (1,260)          -               -            (2,400)
Investment in affiliated company                              -          (1,045)            -              (963)
                                                         --------      --------        --------        --------

Net cash used in investing activities                      (4,323)       (6,815)           (770)         (6,812)
                                                         --------      --------        --------        --------

Cash flow from financing activities:
Repurchase of common stock                               $   (641)     $(18,007)          $ -          $(37,587)
Funds from issuance of stock                                   23           -               -               -
Funds from stock options exercised                            101           532              84           1,016
Increase in short-term borrowings                           2,316           349             -               -
Proceeds from bank loan                                    10,945           -               -               -
Repayment of long-term debts                              (12,737)          -               -               -
                                                         --------      --------        --------        --------

Net cash (used in) provided by financing activities             7       (17,126)             84         (36,571)
                                                         --------      --------        --------        --------

(US dollars in thousands)                                Year ended    Year ended   Two months ended  Year ended
                                                        December 31,  December 31,    December 31,    October 31,
                                                        ------------  ------------  ----------------  -----------
                                                            2000          1999            1998           1998
                                                        ------------  ------------  ----------------  -----------
Effect of currency exchange rate change                       (58)           80              (7)            (39)
                                                         --------      --------        --------        --------

Net (decrease) increase in cash and cash equivalents       (9,062)      (15,368)         14,386            (363)

Cash and cash equivalents:
Beginning of period                                        32,159        47,527          33,141          33,504
                                                         --------      --------        --------        --------

End of period                                            $ 23,097      $ 32,159        $ 47,527        $ 33,141
                                                         ========      ========        ========        ========

Supplementary disclosures of cash flow information:
Cash paid during the period:
Interest                                                 $    797      $    331        $    -          $     61
Income taxes                                                  109         1,983             -             2,381

Non-cash investing and financing activities:
Loan notes forfeited                                     $  1,399      $    -          $    -          $    -
Inventory exchanged for advertising and development
of Internet arcade game                                       177           -               -               -
Loan notes for purchase of Radica UK                           -         12,345             -               -
Grant of warrants                                              -            667             -               -

        See accompanying notes to the consolidated financial statements.

    Notes to the Consolidated Financial Statements
(US dollars in thousands, except share and per share data)


1.  ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

       The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and internet enabled appliances.

       The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

       Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

       Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

       Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

       Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

       Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

       In December 1999, the  Securities  and Exchange  Commission  issued Staff
       Accounting   Bulletin  No.  101,   "Revenue   Recognition   in  Financial
       Statements" ("SAB 101"). This bulletin established guidelines for applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have any impact on the Company's consolidated financial statements.

       Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

       Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

       Advertising - The production costs of advertising are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Total advertising expenses were approximately $11,100, $8,900, $400 and $9,100 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively.

       Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average rates of exchange prevailing during each reporting period. Gains and losses from translation adjustments are included in stockholders' equity in the consolidated balance sheet caption "Accumulated translation adjustment". Currency transaction gains and losses are recognized in operations and have not been significant to the Company's operating results in any period.

       Mold costs - The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

       Post-retirement and post-employment benefits - The Company does not provide post-retirement benefits other than pensions to employees and post-employment benefits are immaterial.

       Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

       Stock-based compensation - The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Pro forma information regarding net income (loss) and net income (loss) per share is disclosed as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

       Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss period as their inclusion would have been anti-dilutive.

       Comprehensive income (loss) - Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments.

       Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

       New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 requires all companies to recognize derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for fiscal years beginning after June 15, 2000. In June 2000, SFAS 133 was amended by SFAS 138, which amended or modified certain issues discussed in SFAS 133. SFAS 138 is also effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect that SFAS 133 and SFAS 138 will have a material impact on its consolidated financial statements as the Company currently does not hold any derivative financial instruments.

       Reclassifications - Certain reclassifications have been made to prior period amounts to conform to the current year's presentation.

3.  INVENTORIES

       Inventories by major categories are summarized as follows:

                                               December 31,   December 31,
                                                   2000            1999
                                               ------------   ------------

    Raw materials                                $ 2,643        $ 5,397
    Work in progress                               3,138          5,166
    Finished goods                                 8,190         14,062
                                                 -------        -------
                                                 $13,971        $24,625
                                                 =======        =======

4.  INVESTMENT

       In 1997, the Company purchased approximately 35% of the capital stock of Sharegate, Inc, a private company incorporated in Nevada, the United States of America, ("Sharegate") for one million dollars in cash. In addition, following Sharegate's refinancing in 1998 and 1999, the Company invested two million dollars in Sharegate. The Company has accounted for its investment in Sharegate under the equity method of accounting. As a result of losses incurred at Sharegate, the Company recognized charges for share of losses of affiliated company in its consolidated financial statements. As of December 31, 1999, the balance in the investment associated with the share of losses totaled approximately $0.

       Sharegate has raised various amounts of venture financing through bridge loan. Pursuant to the terms of the financing, the bridge loans were converted to capital stock in 2000. As a result, the Company's ownership interest was diluted to approximately 20%. And the Company is no longer able to exercise significant influence over the operations of Sharegate. The Company's investment in Sharegate that previously was accounted for by the equity method has become qualified for use of the cost method. As of December 31, 2000, the balance in the investment was zero.

5.  PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consists of the following:

                                          December 31,   December 31,
                                              2000          1999
                                          ------------   ------------

    Land and buildings                      $ 12,296      $ 12,261
    Plant and machinery                        6,853         7,385
    Furniture and equipment                    7,328         6,124
    Leasehold improvements                     2,727         2,562
    Construction in progress                   1,079           -
                                            --------      --------
         Total                              $ 30,283      $ 28,332
    Less: Accumulated depreciation
            and amortization                 (12,308)      (10,809)
                                            --------      --------
         Total                              $ 17,975      $ 17,523
                                            ========      ========

6.  ACQUISITION

       On June 24, 1999, the Company acquired Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK"), the leading supplier of third party video game controllers in the United Kingdom. The Company purchased Radica UK for approximately $15,970. The acquisition price consisted of cash payment of approximately $2,510, assumption of Radica UK net indebtedness of approximately for $1,115 and issuance of notes payable for $12,345. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company has recorded this transaction as an adjustment to the purchase price. The acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of approximately $12,100 resulting in the adjusted aggregate purchase price. The goodwill is being amortized on a straight-line basis over a fifteen year fiscal period.

       The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

7.  INTANGIBLE ASSETS

       As of December 31, 2000, intangible assets primarily related to the excess of purchase price over the estimated fair value of net assets acquisition of Radica UK. See Note 6 of the Notes to the Consolidated Financial Statements. During the year of 2000, the Company entered into a licensing agreement with

       Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(TM) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(TM) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year fiscal period.

       During the year of 1999, warrants on 375,000 shares of the Company's common stock were granted to Electronic Arts ("EA") upon signing of a worldwide licensing agreement. A total of $667 was recorded as an intangible asset based on the fair value of the warrant. As of December 31, 2000, upon estimated future cash flows that the asset is expected to generate, the Company recognized an impairment and revised the estimated useful lives of this intangible asset. The effect of this change resulted in an increase in the current year amortization expense of $167. As of December 31, 2000, the asset of $166 remained to be amortized in 2001.

       Amortization expenses of intangible assets totaled $2,826, $2,567, $250 and $1,500 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1999 and the year ended October 31, 1998, respectively.

8.  SHORT-TERM BORROWINGS

       As of December 31, 2000, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $8,000, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of December 31, 2000 and as of December 31, 1999 represent borrowings made under, or supported by, these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately six percent for the year ended December 31, 2000.

9.  OTHER ACCRUED LIABILITIES

       Other accrued liabilities consist of the following:

                                               December 31,   December 31,
                                                   2000            1999
                                               ------------   ------------

    Accrued advertising expenses                  $1,384        $1,203
    Accrued license and royalties                  2,397         1,100
    Accrued sales expenses                         2,833           856
    Commissions payable                              497           464
    Other accrued expenses                         2,723         3,991
                                                  ------        ------
         Total                                    $9,834        $7,614
                                                  ======        ======

10. INCOME TAXES

       The components of (loss) income before income taxes are as follows:

                        Year ended    Year ended   Two months ended  Year ended
                       December 31,  December 31,    December 31,    October 31,
                            2000         1999            1998            1998
                       ------------  ------------  ----------------  -----------

    United States        $(20,240)     $ (1,349)       $    827       $ 11,579
    International           1,240        18,553           5,168         39,411
                         --------      --------        --------       --------
                         $(19,000)     $ 17,204        $  5,995       $ 50,990
                         ========      ========        ========       ========

       As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2000 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

       The (credit) provisions for income taxes consist of the following:

                                Year ended    Year ended   Two months ended  Year ended
                               December 31,  December 31,    December 31,    October 31,
                                    2000         1999            1998            1998
                               ------------  ------------  ----------------  -----------
    Current:
        US federal and state      $(3,236)     $   145         $  (623)        $ 4,307
        International                (206)         (78)              4              61
                                  -------      -------         -------         -------
      Total current income tax
      (credit) provision          $(3,442)     $    67         $  (619)        $ 4,368
                                  -------      -------         -------         -------

    Deferred:
        US federal                $ 3,375      $    39         $   795         $(4,634)
        International                (834)          43              -               -
                                  -------      -------         -------         -------
      Total deferred income tax
      (credit) provision          $ 2,541      $    82         $   795         $(4,634)
                                  -------      -------         -------         -------

    Total income taxes
    (credit) provision            $  (901)     $   149         $   176         $  (266)
                                  =======      =======         =======         =======

       A reconciliation between income tax (benefit) expense and amounts calculated using the US statutory rate of 34 percent is as follows:
19

                                      Year ended    Year ended   Two months ended   Year ended
                                    December 31,  December 31,    December 31,     October 31,
                                         2000         1999            1998             1998
                                    ------------  ------------   ----------------  -----------
    Tax (benefit) expense
      at the US statutory rate        $ (6,460)     $  5,849        $  2,038        $ 17,337
    State tax                                9             8              38             133
    International tax effect, net       (1,646)       (6,016)           (683)        (15,369)
    Accounting losses (gains) for
      which deferred income tax
      cannot be recognized                  -            212          (1,029)          1,991
    Change in valuation allowance        7,052           226              -           (4,406)
    Other, net                             144          (130)           (188)             48
                                      --------      --------        --------        --------
    Income tax (benefit) expense      $   (901)     $    149        $    176        $   (266)
                                      ========      ========        ========        ========

       As of December 31, 2000, the Company's US subsidiary had net operating loss carryforwards of approximately $12,000 that begin to expire from 2019 and 2020. In addition, as of December 31, 2000, the Company's UK subsidiary had approximately $2,600 net operating loss carryforwards which will carryforward indefinitely.

       Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                               December 31,   December 31,
                                                   2000            1999
                                               ------------   ------------
    Deferred tax assets (liabilities):
    Excess of tax over financial
      reporting depreciation                    $   (79)        $   (79)
    Net operating loss                            4,852           1,841
    Bad debt allowance                              561             132
    Advertising allowances                          435             409
    Inventory obsolescence reserve                  903             355
    Accrued sales adjustments and returns           967             519
    Other                                           776             727
                                                -------         -------
                                                  8,415           3,904
    Valuation allowance                          (7,278)           (226)
                                                -------         -------
                                                $ 1,137         $ 3,678
                                                =======         =======

11. LONG-TERM DEBT

       On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $9,121 under the new loan agreement as of December 31, 2000, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (8.45% at December 31, 2000). The agreement requires quarterly principal and interest payments, which matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At December 31, 2000, no amount was outstanding on this revolving loan.

       The term loan and revolving loan are secured by properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

       Long-term debts are as follows:

                                            December 31,   December 31,
                                                2000            1999
                                            ------------   ------------

    Term loan payable                        $  9,121           $ -
    Guaranteed loan notes                         -            12,345
                                             --------        --------
                                             $  9,121        $ 12,345
    Less: Current portion                      (3,648)         (1,399)
                                             --------        --------
                                             $  5,473        $ 10,946
                                             ========        ========

       The annual principal maturities of the long-term debts are as follows:

                                                  December 31,
                                                     2000
                                                 ------------

    2001                                           $  3,648
    2002                                              3,648
    2003                                              1,825
                                                   --------
                                                   $  9,121
                                                   ========

12. COMMON STOCK

       Pursuant to the Company's stock repurchase programs approved by the Company's Board of Directors, the Company had repurchased 156,055 shares at an average price of $4.11 per share and 1,538,500 shares at an average price of $11.66 per share for the years ended December 31, 2000 and 1999, respectively. All repurchased shares were cancelled. As of December 31, 2000, approximately 0.7 million shares remained available for repurchase under the repurchase programs.

13. RESTRUCTURING CHARGE

       During 2000, the Company recorded a restructuring charge of $1,190 as a result of the Company's plan to change its business strategy to address changes in the market for handheld games and to allow the

       Company to adjust the overall cost structure given current revenue levels. Specific actions taken included reducing the Company's workforce, consolidating facilities, and closing one office. The employee separations related to approximately 150 employees worldwide, predominantly occurring in Asia and North America. Total restructuring costs were approximately composed of $1,100 in connection with severance and benefits and $90 for the write-off of certain assets associated with closing one office. Total remaining restructuring expenses accrued at December 31, 2000 was approximately $200, primarily related to the remaining amount of termination benefits payments.

14. NON-MONETARY TRANSACTIONS

       In December 2000, the Company entered into an agreement to exchange $200 of inventory for the development and operation of a Radica-branded Internet game arcade. The cost of inventory will be amortized over related period of services.

15. EARNINGS PER SHARE

            The following information shows the numbers used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                                         Year ended     Year ended   Two months ended  Year ended
                                        December 31,   December 31,    December 31,    October 31,
                                             2000         1999            1998            1998
                                        ------------   ------------  ----------------  -----------

    Numerator for basic and
      diluted (loss) earnings
      per share:
      Net (loss) income                 $   (18,099)   $    17,055     $     5,819     $   51,256
                                        ============   ===========     ===========     ==========

    Denominator:
      Denominator for basic
        earnings per share               17,608,167     18,144,179      18,883,455      20,239,790
      Effect of dilutive options                 -         835,170       1,211,034       1,248,574
                                        ------------   -----------     -----------     -----------
      Denominator for diluted
        earnings per share               17,608,167     18,979,349      20,094,489      21,488,364
                                        ============   ===========     ===========     ===========

    Basic (loss) earnings per share:    $      (1.03)  $      0.94     $      0.31     $      2.53
                                        ============   ===========     ===========     ===========

    Diluted (loss) earnings per share:  $      (1.03)  $      0.90     $      0.29     $      2.39
                                        ============   ===========     ===========     ===========

       Options and warrants on 2,728,800,  1,286,000, 252,000 and 197,000 shares of common stock for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively were not included in computing diluted earnings per share since their effects were antidilutive.

16. STOCK OPTIONS

       The Company's 1994 Stock Option Plan of employees and non-employee directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant unless otherwise provided. Options granted to employees under stock option plans must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to non-employee directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each non-employee director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

       Option activity for each of the periods ended December 31, 2000, 1999 and 1998 and October 31, 1998 are as follows:-

                                                           Weighted average
                                            Number of       exercise price
                                             shares           per share
                                            ---------      ----------------
                                         (in thousands)

    Outstanding at October 31, 1997           1,756            $  2.31
    Options granted                             649              13.97
    Options cancelled                           (43)             14.63
    Options exercised                          (424)              2.39
                                             ------
    Outstanding at October 31, 1998           1,938            $  5.92
    Options granted                             135              15.05
    Options cancelled                           -                   -
    Options exercised                           (32)              2.59
                                             ------
    Outstanding at December 31, 1998          2,041            $  6.58
    Options granted                             307              11.48
    Options cancelled                           (66)              8.27
    Options exercised                          (282)              1.89
                                             ------
    Outstanding at December 31, 1999          2,000            $  7.93
    Options granted                             853               2.79
    Options cancelled                          (427)             10.43
    Options exercised                           (72)              1.41
                                             ------
    Outstanding at December 31, 2000          2,354            $  5.81
                                             ======

    Exercisable at December 31, 2000            910            $  7.52

       The following is additional information relating to options outstanding as of December 31, 2000:

                                           Options outstanding                      Options exercisable
                              -----------------------------------------------  ------------------------------
                                                             Weighted average
                                           Weighted average     remaining                    Weighted average
      Exercise                  Number      exercise price     contractual      Number        exercise price
      price range             of shares       per share        life (years)    of shares        per share
      -----------             ---------    ----------------  ----------------  ---------     ----------------
                            (in thousands)                                   (in thousands)
    $ 1.090 to 2.000              661          $ 1.41             6.29           307             $ 1.29
    $ 2.001 to 4.000              958            3.14             8.36           168               3.48
    $ 4.001 to 6.000                3            5.00             6.33             1               5.00
    $ 6.001 to 8.000               36            6.81             6.61            19               6.79
    $ 8.001 to 10.000              56            9.55             8.29            13               9.54
    $ 10.001 to 12.000            190           10.89             7.98           138              10.96
    $ 12.001 to 14.000            173           12.73             7.96            93              12.68
    $ 14.001 to 16.000             79           14.46             7.71            38              14.63
    $ 16.001 to 18.000            116           17.02             7.43            82              17.01
    $ 18.001 to 20.000             82           19.02             7.29            51              18.86
                               -------                                          -----
                                2,354          $ 5.81             7.58           910             $ 7.52
                               =======                                          =====

       Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.57, $4.54, $7.79 and $7.23 per option for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998, and the fiscal year ended October 31, 1998, respectively, were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                              Year ended     Year ended   Two months ended  Year ended
                                             December 31,   December 31,    December 31,    October 31,
                                                   2000         1999            1998            1998
                                             ------------   ------------  ----------------  -----------
    Expected life of options                   5 years        5 years        5 years          5 years
    Risk-free interest rate                      6.0%           5.1%           6.5%             6.5%
    Expected volatility of underlying stock       58%            35%            50%              50%
    Dividends                                      0%             0%             0%               0%

       The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

       If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net
       (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

                                              Year ended     Year ended   Two months ended  Year ended
                                             December 31,   December 31,    December 31,    October 31,
                                                   2000         1999            1998            1998
                                             ------------   ------------  ----------------  -----------

    Pro forma net (loss) income               $ (19,306)      $ 15,719        $ 5,633        $ 50,548
    Pro forma (loss) earnings per share
      Basic                                       (1.10)          0.87           0.30            2.50
      Diluted                                     (1.10)          0.83           0.28            2.35

17. WARRANTS

       During the year of 1999, in connection with EA worldwide licensing agreement, the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. The warrants generally begin to expire from 2001 and 2002, or upon termination of the related agreement. As of December 31, 2000, all of these warrants remain outstanding of which 250,000 shares were fully vested.

18. CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

       Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business had two customers which accounted for more than seventeen percent and sixteen percent of net sales for the year ended December 31, 2000, two customers which accounted for more than twenty percent and eighteen percent for the year ended December 31, 1999, two customers which accounted for more than thirty percent and twenty-seven percent of net sales in the two months ended December 31, 1998 and three customers which accounted for more than twenty-five percent, twenty-one percent and ten percent of net sales in fiscal year 1998. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

19. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

       The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

       The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings and warrants are reasonable estimates of their fair value.

20. COMMITMENTS, CONTINGENCIES AND PLEDGE OF ASSETS

       The Company leases certain warehouses and equipment under operating leases. Total expenses for the operating leases were approximately
       $1,113, $534, $82 and $401 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the fiscal year ended October 31, 1998, respectively.

       As of December 31, 2000, the Company was obligated under operating leases requiring future minimum lease payments as follows:

                                   Operating leases
                                   ----------------

    2001                                $  501
    2002                                   395
    2003                                   235
    2004                                   142
    2005                                   112
    Thereafter                             298
                                        ------
    Total minimum lease payments        $1,683
                                        ======

       At December 31, 2000, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of approximately $11,664, $11,139 and $6,129, respectively.

21. RETIREMENT PLAN

       In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $170, $192, $27 and $125 for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998, and the fiscal year ended October 31, 1998, respectively.

22. SEGMENT INFORMATION

       The Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

       Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

       The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investment portfolio. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate and unallocated shared expenses, other income and expense items. Corporate and unallocated shared expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain common raw materials. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

       A summary of the Company's two business segments is set forth below.

                                            Year ended         Year ended       Two months ended     Year ended
                                           December 31,       December 31,       December 31,        October 31,
                                               2000               1999               1998               1998
                                          ---------------    ----------------   ----------------   ----------------
Revenues from external customers
  Games                                        $  91,036           $ 123,116          $  21,071          $ 155,618
  Peripherals                                     12,345              10,406                  -                  -
                                          ---------------    ----------------   ----------------   ----------------
Total revenues from external customers         $ 103,381           $ 133,522          $  21,071          $ 155,618
                                          ===============    ================   ================   ================

Depreciation and amortization
  Games                                        $   4,449           $   3,981          $     612          $   3,423
  Peripherals                                        978                 975                  -                  -
                                          ---------------    ----------------   ----------------   ----------------
Total depreciation and amortization            $   5,427           $   4,956          $     612          $   3,423
                                          ===============    ================   ================   ================

Segment (loss) income
  Games                                        $ (14,199)          $  18,547          $   5,826          $  49,428
  Peripherals                                     (5,465)             (1,064)                 -                  -
                                          ---------------    ----------------   ----------------   ----------------
Total segment (loss) income                    $ (19,664)          $  17,483          $   5,826          $  49,428

Corporate and unallocated
  Interest income                                  1,472               1,800                289              1,957
  Interest expense                                  (808)               (331)                 -                (61)
  Equity in net loss of
     affiliated company                                -              (1,748)              (120)              (334)
                                          ---------------    ----------------   ----------------   ----------------
Total consolidated (loss) income
     before income taxes                       $ (19,000)          $  17,204          $   5,995          $  50,990
                                          ===============    ================   ================   ================

Segment assets
  Games                                        $  54,652           $  67,426          $  59,960          $  79,557
  Peripherals                                     20,973              22,589                  -                  -
  Corporate and unallocated                       23,769              32,159             48,230             33,964
                                          ---------------    ----------------   ----------------   ----------------
Total consolidated assets                      $  99,394           $ 122,174          $ 108,190          $ 113,521
                                          ===============    ================   ================   ================

Capital expenditures
  Games                                        $   2,920           $   3,177          $     805          $   5,532
  Peripherals                                        218                 129                  -                  -
                                          ---------------    ----------------   ----------------   ----------------
Total capital expenditures                     $   3,138           $   3,306          $     805          $   5,532
                                          ===============    ================   ================   ================

       Revenues from external customers by product category are summarized as follows:

                        Year ended    Year ended   Two months ended  Year ended
                       December 31,  December 31,    December 31,    October 31,
                            2000         1999            1998            1998
                       ------------  ------------  ----------------  -----------
Handheld                $ 49,307      $ 87,775        $ 15,145        $123,008
Play TV                    8,561            -               -               -
Girl Tech                 13,897         7,444             147              -
ODM                       19,271        27,897           5,779         32,610
Peripherals               12,345        10,406              -              -
                        --------      --------        --------       --------
Total net revenues      $103,381      $133,522        $ 21,071       $155,618
                        ========      ========        ========       ========


       Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                       Year ended    Year ended   Two months ended  Year ended
                                      December 31,  December 31,    December 31,    October 31,
                                          2000         1999            1998            1998
                                      ------------  ------------  ----------------  -----------

Net sales:
     United States and Canada           $  84,504     $ 118,779        $  20,556     $ 148,571
     Asia Pacific and other countries       3,492         1,557              131         5,934
     Europe                                15,385        13,186              384         1,113
                                        ---------     ---------        ---------     ---------
                                        $ 103,381     $ 133,522        $  21,071     $ 155,618
                                        =========     =========        =========     =========

                                      December 31,  December 31,    December 31,    October 31,
                                          2000         1999            1998            1998
                                      ------------  ------------  ----------------  -----------
Long-lived assets
     United States and Canada           $   2,689     $   2,944        $   3,612     $   3,644
     Asia Pacific and other countries      16,002        16,076           16,341        16,273
     Europe                                10,637        12,854               -             -
                                        ---------     ---------        ---------     ---------
                                        $  29,328     $  31,874        $  19,953     $  19,917
                                        =========     =========        =========     =========

23. VALUATION AND QUALIFYING ACCOUNTS

                                  Balance at  Charged to             Balance at
                                  beginning    cost and  Deductions/   end of
                                  of period    expenses  write-offs    period
                                  ----------  ---------- ----------  ----------
Year ended October 31, 1998
  Allowances for doubtful accounts  $   908    $   213    $  (655)    $   466
  Estimated customer returns          2,327        456     (1,408)      1,375
  Provision for inventories           3,479      1,105     (2,170)      2,414
                                    -------    -------    -------     -------
                                    $ 6,714    $ 1,774    $(4,233)    $ 4,255
                                    =======    =======    =======     =======
Two months ended December 31, 1998
  Allowances for doubtful accounts  $   466    $    -     $   (20)    $   446
  Estimated customer returns          1,375         -        (298)      1,077
  Provision for inventories           2,414         23         -        2,437
                                    -------    -------    -------     -------
                                    $ 4,255    $    23    $  (318)    $ 3,960
                                    =======    =======    =======     =======

Year ended December 31, 1999
  Allowances for doubtful accounts  $   446    $     3    $   (60)    $   389
  Estimated customer returns          1,077        705     (1,158)        624
  Provision for inventories           2,437        407       (505)      2,339
                                     -------    -------   -------     -------
                                    $ 3,960    $ 1,115    $(1,723)    $ 3,352
                                    =======    =======    =======     =======

Year ended December 31, 2000
  Allowances for doubtful accounts  $   389    $ 2,648    $  (964)    $ 2,073
  Estimated customer returns            624      1,423       (553)      1,494
  Provision for inventories           2,339      5,130     (1,681)      5,788
                                    -------    -------    -------     -------
                                    $ 3,352    $ 9,201    $(3,198)    $ 9,355
                                    =======    =======    =======     =======

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of Radica Games Limited

We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the year ended October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, the two months ended December 31, 1998 and the year ended October 31, 1998, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte Touche Tohmatsu

HONG KONG
February 12, 2001

Selected Quarterly Financial Data (Unaudited)
(US dollars in thousands, except per share data)

                                                      Quarter ended
                                         ---------------------------------------
                                          Mar.31    Jun.30    Sep.30    Dec.31
                                         --------  --------  --------  --------
    Year ended December 31, 2000
    ----------------------------
       Net sales                         $ 16,722  $ 12,429  $ 39,899  $ 34,331
       Gross profit (loss)                  4,683    (6,353)   13,600    11,219
       Net (loss) income                   (2,192)  (17,356)    3,864    (2,415)
       Basic (loss) earnings per share      (0.12)    (0.98)     0.22     (0.14)
       Diluted (loss) earnings per share    (0.12)    (0.98)     0.22     (0.14)

    Year ended December 31, 1999
    ----------------------------
       Net sales                         $ 17,906  $ 23,756  $ 47,388  $ 44,472
       Gross profit                         8,780    10,073    18,731    17,709
       Net income                           3,154     2,205     8,817     2,879
       Basic earnings per share              0.17      0.12      0.50      0.16
       Diluted earnings per share            0.16      0.12      0.48      0.16

    Stock options exercised in conjunction with cancellation of repurchased common stock caused a significant change in the shares outstanding used in computing earnings per share between quarters. Due to this change in shares outstanding, the sum of quarterly earnings per share does not equal year-to-date earnings per share.

Common Stock Data

As of January 31, 2001 there were approximately 120 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock
---------------------------

Fiscal Year and Quarter
-----------------------
                                                             High        Low
2000
   Fourth .............................................   $  2 3/4    $  1 5/8
   Third ..............................................      3 1/2       2 5/8
   Second .............................................      7 1/16      2 11/16
   First ..............................................     10           6 3/4

1999
   Fourth .............................................   $  9 1/2    $  7 1/4
   Third ..............................................     10 3/4       8 3/8
   Second .............................................     13 5/16      9 1/4
   First ..............................................     16          12 3/8

1998
   Two months stub period ending December 31, 1998 ....   $ 16 7/8    $ 13 23/32
   Fourth .............................................     16 7/16     10 7/16
   Third ..............................................     21          16 1/4
   Second .............................................     19 7/8      14 7/8
   First ..............................................     18 9/16     12 7/8


The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADA". On December 29, 2000 the share price closed at $1 5/8. The Company has not declared any dividends since it became public.

BOARD OF DIRECTORS                           CORPORATE OFFICERS

Patrick S. Feely                             Craig D. Storey
President, Chief Executive Officer,          Vice President and
Chief Operating Officer and Director         Chief Accounting Officer

Jon N. Bengtson                              James M. Romaine
Chairman of the Board and Director           Senior Vice President Sales,
                                             Radica USA
Robert E. Davids (1) (2)
Vice-Chairman of the Board and Director      Jeanne M. Olson
                                             Senior Vice President Marketing,
David C.W. Howell                            Radica USA
President Asia Operations,
Chief Financial Officer and Director         Neil Doughty
                                             Managing Director, Radica UK
Siu Wing Lam
Executive Vice President, Engineering        John Doughty
and Director                                 General Manager, Radica UK

James O'Toole (1)(2)(3)                      Kam Cheong Wong
Director, Chairman of the Board of           Vice President, China Operations
Academic Advisors, Booz, Allen & Hamilton
Strategic Leadership Center                  Steven Chi Shing Tsui
                                             Vice President of Engineering
Millens W. Taft (1)(2)(3)
Director, Chairman, Mel Taft & Associates    Rick C.K. Chu
                                             International Sales Director
Peter L. Thigpen (1)(2)(3)
Director, Owner of Executive Reserves        Hermen H.L. Yau
                                             MIS Director
Henry Hai-Lin Hu (1)(2)(3)
Director, Principal, Business Plus           Margaret H.K. Lok
Consultants Limited                          Director of Global Quality

                                             Ben Hui
(1) Member of the Executive Committee        Materials Director

(2) Member of the Compensation,              Louis Shu Wing Kwok
    Organization and Nominating Committee    Plant Adminstration Director

(3) Member of the Audit Committee            You Liang Wang
                                             Quality Director

CORPORATE OFFICE
Radica Games Limited
Suite R, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Telephone: Hong Kong (852) 2693-2238
Fax: Hong Kong (852) 2695-9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Telephone: USA (1) 626-744-1150
Fax: USA (1) 626-744-1155

WEB SITES
www.radicagames.com
www.girltech.com

CORPORATE COUNSEL
Sullivan & Cromwell
1888 Century Park East
Los Angeles
CA 90067-1725

INDEPENDENT AUDITORS
Deloitte Touche Tohmatsu
26th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADA

LEGAL INFORMATION
RADICA(R) and Radica logo are registered trademarks of Radica China Ltd.; BUCKMASTERS(R) DEER HUNTIN'(TM), (C)1998 Radica China Ltd., Product Shape(TM),
  Patents Pending,
BUCKMASTERS(R) and the Buckmasters logo are registered trademarks of
  BUCKMASTERS, Ltd. used under license by RADICA(R);
GIRL TECH(R) is a registered trademark of Radica Games Ltd.;
PASSWORD JOURNAL(R), (C)1998 Radica Games Ltd., Product Shape(TM),
  Patents Pending;
KEEPSAFE BOX(TM), (C)1998 Radica Games Ltd., Product Shape(TM); Patents Pending; PASSWORD CONTROL CENTER(TM), (C)2001 Radica Games Ltd., Product Shape(TM),
  Patents Pending;
PLAN GIRL(TM), (C)2001 Radica Games Ltd., Product Shape(TM), Patents Pending; PLAY TV is a trademark of Radica China Limited, Product Shape(TM),
  Patents Pending;
SKANNERZ(TM), (C)2001 Radica China Ltd., Product Shape(TM), Patents Pending;

GAMESTER(R) and Gamester logo are registered trademarks of Radica China Limited. All rights reserved; International rights reserved.
XAVIX(TM) is a trademark of Shinsedai Co. Limited.
PLAYSTATION 2(R) is a registered trademark of Sony Computer Entertainment Inc.; GAME BOY ADVANCE(R) is a registered trademark of Nintendo of America Inc.;
Xbox and Microsoft are trademarks of Microsoft Corporation.
All other trademarks are property of their respective owners.

                              RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                                  May 22, 2001

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at the Pasadena Hilton, 168 South Los Robles Avenue, Pasadena, California 91101 on Tuesday, May 22, 2001, commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To appoint Deloitte Touche Tohmatsu as Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration; and

         (3) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on April 9, 2001 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Auditor thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.


                                         By order of the Board of Directors,


                                         David C. W. Howell
                                         President Asia Operations and
                                         Chief Financial Officer

April 23,2001
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the President of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED
                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at the Pasadena Hilton, 168 South Los Robles Avenue, Pasadena, California 91101 on Tuesday, May 22, 2001 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about April 23, 2001. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) as proxy to attend and act for and on such shareholder's behalf at the Meeting other than the management proxies named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, addressed to the President of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         The shares represented by any valid proxy in favor of the management proxies named in the accompanying form of proxy will be voted for, against or withheld from voting (abstain) on the election of directors, and on the reappointment of the Independent Auditor and the authorization of the directors to fix the remuneration of the Independent Auditor, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election as directors of the management nominees named in this Circular, and FOR the appointment of the Independent Auditor and the authorization of the directors to fix the Independent Auditor's remuneration as stated in this Circular.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, nine director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.


                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on April 9, 2001, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of January 31, 2001 there were issued and outstanding 17,564,297 shares of the Common Stock of the Company.

         The following table sets forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of January 31, 2001:


    Name and Address of                                     Percentage of Common
      Beneficial Owner                   Number of Shares     Stock Outstanding
    -------------------                  ----------------   --------------------

Robert E. Davids(1)                          1,685,800              9.6%
  Suite R, 6th Floor
  2-12 Au Pui Wan Street
  Fo Tan, Hong Kong
Dito Devcar Corporation, et al. (2)          7,223,938             41.1%
  c/o Richard H. Pickup
  2321 Alcova Ridge Dr.
  Las Vegas, Nevada 89134
RAD Partners 1999 LLC, et al. (3)            1,742,082              9.9%
  c/o The Busch Firm, 2532
  Dupont Drive Irvine,
  California 92612
-------------------------

(1) Mr. Davids is a Director and the Vice Chairman of the Board of the Company. Also includes shares held by Mr. Davids as trustee for a family trust.

(2)  Includes shares of Common Stock owned by the following related persons:
     Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Remainder Unitrust II, TD Investments, LLC, BP Ventures, LLC, Dito Devcar Foundation and Richard H. Pickup.

(3) Includes shares of Common Stock owned by the following related persons: RAD Partners 1999 LLC, Lenawee Trust, Gar Ken Enterprises, Inc., Timothy R. Busch Charitable Remainder Trust, Stephan Lynn Busch Charitable Remainder Unitrust and Timothy R. Busch.

     In addition to the foregoing, the Company is aware of one other significant shareholder who is believed to own approximately 5% of the Company's common stock. This is The John and Mary Hansen 1989 Trust (the "Hansen Trust"), 369 Adrian Road, Millbrae, California 94030. Mr. John N. Hansen was a co-founder of the Company, and served as a director of the Company until his death in early 1995. Thereafter, Mrs. Mary J. Hansen, the widow of Mr. Hansen, was a director of the Company until April 1997. Also includes shares held individually by Mrs. Hansen or by trustee(s) for other family trusts.

                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Patrick Feely, Jon N. Bengtson, Robert E. Davids, David C.W. Howell, Siu Wing Lam, James O'Toole, Millens W. Taft, Peter L. Thigpen and Henry Hai-Lin Hu.

         The following table and the textual discussion which follows sets forth information as of January 31, 2001 with respect to each current director of the Company, each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFICERS       BENEFICIALLY     OUTSTANDING
           NAME                 1/1/01     EXPIRES      PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------

Directors:
---------
Patrick S. Feely                  54         2001      President, Chief Executive                  214,000       1.2%
                                                       Officer, Chief Operating Officer

Jon N. Bengtson                   57         2001      Chairman of the Board                       391,260       2.2%

Robert E. Davids (2)(3)(5)        57         2001      Vice Chairman of the Board                1,685,800       9.6%

David C.W. Howell                 38         2001      President Asia Operations,                  138,300
                                                           Chief Financial Officer

Siu Wing Lam                      42         2001      Executive Vice President                    171,000
                                                           Engineering

James O'Toole (3)(4)(5)           55         2001      None                                         69,317

Millens W. Taft (3)(4)(5)         78         2001      None                                         32,226

Peter L. Thigpen (3)(4)(5)        61         2001      None                                         55,026

Henry Hai-Lin Hu (3)(4)(5)        55         2001      None                                         48,053


Executive Officers:
------------------
Craig D. Storey                   32                   Vice President,                              16,000
                                                           Chief Accounting Officer
James M. Romaine                  55                   Senior Vice President Sales                     200
Jeanne M. Olson                   52                   Senior Vice President Marketing                   -
Neil Doughty                      39                   Managing Director, Radica UK                 10,000
John Doughty                      30                   General Manager, Radica UK                        -
Kam Cheong Wong                   45                   Vice President of China Operations           31,000
Steven C.S. Tsui                  41                   Vice President, Engineering                       -
Rick C.K. Chu                     47                   International Sales Director                 14,000
Hermen H.L. Yau                   41                   MIS Director                                  4,100
Margaret H.K. Lok                 41                   Director of Global Quality                   10,200
Ben Hui                           45                   Materials Director                            8,000
Louis S.W. Kwok                   39                   Plant Administration Director                     -
You Liang Wang                    61                   Quality Director                              1,600

-------------------------
(1) Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.
(2)      Includes shares held by Mr. Davids as trustee for a family trust.
(3)      Member of the Executive Committee.
(4)      Member of the Audit Committee.
(5)      Member of the Compensation, Organization and Nominating Committee.

         All directors and executive officers of the Company as a group (22 persons) owned beneficially 2,900,082 shares of Common Stock (not including 667,080 option shares not yet vested held by such persons), or approximately 16.5% of the Common Stock outstanding, as of January 31, 2001. The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As president of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also a Director and Chairman of the Toy Manufacturers Association. He has a BA from Duke University and an MBA from the University of Michigan.

         Jon N. Bengtson, formerly the Executive Vice President and Chief Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He is currently the Chairman of ShareGate, Inc. a telecommunications company. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regency in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regency.

         Robert E. Davids became Chairman of the Executive Committee of the Board of Directors, Vice Chairman of the Board and Chief Executive Officer-Emeritus in April 1999 and has been a director since December 1989. He was Chief Executive Officer of the Company from January 1994 to April 1999, and President of the Company from December 1993 to July 1997. Prior to 1993, Mr. Davids had been the Co-Chief Executive Officer and director of Radica HK since he joined the Company in 1988. Mr. Davids has over 30 years experience in the development, design and engineering of non-gambling casino gifts, commercial gaming machines, automobiles and other products. From 1984 until he joined the Company, he was the General Manager of Prospector Gaming Enterprises Inc., a casino in Reno, Nevada. From 1978 through 1984, Mr. Davids served in various positions at IGT, including Director of Special Projects and Director of Engineering.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was a Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a Fellow of the Hong Kong Society of Accountants.

         Siu Wing Lam has been Executive Vice President, Engineering of the Company since December 1998 and was previously Vice President, Engineering and a director of the Company since January 1994. Prior to that, he was the head of the Radica HK engineering department for eight years since joining the Company in 1985. Mr. Lam has over 20 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a post graduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of UK.

         James O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz, Allen & Hamilton Strategic Leadership Center.

         Millens W. Taft has been a director of the Company since April 1997. He brings with him five decades of toy and games experience and currently advises companies in the toy industry on marketing, product development and licensing in both the domestic and international markets. He retired from the Milton Bradley Company in 1984, where he was Corporate Senior Vice President of Research and Development and was also a Director of the firm. Mr. Taft had been with Milton Bradley since graduating from Harvard Business School in June of 1949 with the degree of Master of Business Administration. From 1942 to 1945 he was in the military service with the 8th Air Force as First Lieutenant and Pilot. Upon his early retirement from Milton Bradley, he started his own company, Mel Taft & Associates in 1984, which helps companies in the USA and around the world with marketing, product development and licensing projects primarily in the Toy, Games, Craft, Specialty and International Markets.

         Peter L. Thigpen has been a director of the Company since June 1998. He owns Executive Reserves, a consulting company that specializes in quality processes, ethics and marketing strategy. Prior to starting Executive Reserves, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors. Mr. Thigpen is a Senior Fellow and a Moderator at the Aspen Institute, a lecturer on ethics at the Haas Graduate School of Business at the University of California, Berkeley.

         Henry Hai-Lin Hu was appointed a director of the Company in December 1998. He is currently the Principal of Business Plus Consultants Limited providing services to Hong Kong toy companies on business development. From 1993 through 1996, he was Chairman and Chief Executive Officer of Zindart Industrial Co. Ltd., a NASDAQ listed manufacturer of die cast car replicas and premium giftware. He co-founded Wah Shing Toy Group in 1982, a Singapore listed toy company, and retired from Wah Shing in 1991. Mr. Hu has served in director and senior officer roles in several toy companies in Hong Kong since 1967. He has a B.Sc. in Mechanical Engineering from Hong Kong University, is a Registered Professional Engineer, and a member of the Institution of Electrical Engineers, Hong Kong.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 26 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a Vtech company for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Jeanne M. Olson has been Senior Vice President, Marketing since October 2000. Prior to joining the company, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         Neil Doughty has been Managing Director of Radica UK, previously Leda Media Products Ltd ("LMP"), since its acquisition by Radica on 24th June 1999. He was previously in the position of Sales Director/ Shareholder and was heavily involved in the running of the business (heightened by the ill health of the previous managing director). Mr. Doughty was responsible for Radica UK's introduction to the video game peripherals market place in 1991, which is now Radica UK's primary source of revenue. He is one of the main pioneers of the European peripherals market and was responsible for the establishment of Radica UK's network of European distributors. Mr. Doughty has 16 years experience in Sales & Marketing management, of which 14 have been spent within the consumer electronics industry.

         John Doughty has been General Manager with Radica UK since November 2000, having previously held the positions Head of Sales and Marketing, Head of Sales, and UK Sales Manager since joining in March 1998. He personally manages Radica UK's major European Accounts, and also oversees the day to day running of the UK operation. Mr. Doughty has had 14 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         Kam Cheong Wong has been the Vice President of China Operations for the Company since May 1998. Prior to that, he was the Director of Manufacturing for the Company from June 1994 to May 1998. Mr. Wong has over 20 years of experience in product design, R&D, production and sales in toys, consumer electronics and the electrical appliance industry. Mr. Wong has a B.Sc. in Mechanical Engineering from Taiwan University, a post graduate diploma in Manufacturing Technology from City University, London and is a member of the Institute of Management, UK.

         Steven Chi Shing Tsui has been Vice President, Engineering of the company since August 2000. Mr. Tsui has over 20 years of experience in R&D, product development and manufacturing for the semiconductor, computer, consumer electronics and toy industries. Prior to joining the company, Mr. Tsui was the Engineering Vice President for STD Manufacturing Ltd. from 1996. Mr. Tsui has an Associateship in Electronics Engineering from Hong Kong Polytechnic University, and MBA from the University of Hull and Postgraduate Diploma in Marketing from the Chartered Institute of Marketing, UK.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the

Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

         Margaret H.K. Lok is the Director of Global Quality and has run the Company's ISO9001 quality system since 1994. Prior to that, she was working as the Costing Manager, Document Control Manager and Industrial Engineer in HK manufacturing and trading companies. From 1991 to 1993, she worked in Australia in a project control, scheduling, material planning and purchasing for a multinational company. Ms. Lok has over 15 years experience in manufacturing systems. She has an M.Sc. in Industrial Engineering from the University of Hong Kong.

         Ben Hui has been the Materials Director since May 1998. Prior to that, he has previously held materials and purchasing management jobs with companies such as Sunciti Manufacturers Limited, HK Air Cargo Terminals Limited, Computer Products and Saitek Ltd. Mr. Hui has 20 years extensive experience in manufacturing management with responsibility for purchasing, shipping, inventory and warehousing. He has been a full member of the Institute of Purchasing and Supply of Hong Kong since 1990.

         Louis Shu Wing Kwok has been the Plant Administration Director of the company since January 2, 2001. Prior to his present position, he has extensive experience in manufacturing plant operations such as administration, customs, purchasing and materials management, inventory and warehouse keeping. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has more than 15 years working experience in plant operations. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         You Liang Wang has been the Quality Director of the Company since December 1993. Prior to that, he was Head of the Quality Assurance Section of Foxboro Co. Ltd in Shanghai from 1986 to 1993 and a Quality Control Engineer from 1982 to 1986.


                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 2000, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is currently comprised of five members of the Board, being Messrs. Davids, O'Toole, Taft, Thigpen and Hu. In fiscal 2000, it did not hold any meetings.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent certified public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent certified public accountants and the Company's financial and accounting staff. The Audit Committee consists entirely of non-management directors. The Audit Committee is currently comprised of four members of the Board, being Messrs. O'Toole, Taft, Thigpen and Hu. In fiscal 2000, it held one meeting.

         The responsibilities of the Compensation, Organization and Nominating Committee include reviewing and approving director nominations, executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. This Committee is currently comprised of five members of the Board, being Messrs. Davids, O'Toole, Taft, Thigpen and Hu. In fiscal 2000, it held one meeting.


                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 and is incorporated herein by reference. See Item 7 in such Report on Form 20-F.


                     COMPENSATION OF OFFICERS AND DIRECTORS


COMPENSATION

         In fiscal 2000, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.2 million.

         Each outside (i.e., non-employee and non-affiliated) director of the Company receives a $10,000 annual fee paid in quarterly installments. Directors may elect to receive half of this fee payable in shares of the Company's Common Stock valued at the then current market price. Each outside director of the Company also receives a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives non-qualified stock options to purchase 2,500 shares per quarter (i.e. 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The quarterly exercise prices averaged $2.54 per share in 2000. These options are exercisable after one year from the date of grant.


EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Lam, Bengtson and Neil Doughty have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Storey in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 and is incorporated herein by reference. See Item 6 in such Report on Form 20-F.


                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation, Organization and Nominating Committee (for this purpose, the "Compensation Committee") of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, twenty percent of the stock options vest and become exercisable on each of the first five anniversaries of the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

         In fiscal year 2000, an aggregate of 788,000 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.63 to $3.25 per share.

         At the end of fiscal year 2000, after giving effect to all prior exercises and cancellations of options, an aggregate of 2,148,800 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,147,280 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 205,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. During 2000, a total of 71,600 shares were issued upon the exercise of options, at exercise prices ranging from $1.09 to $6.78 per share. Prior to 2000, a total of 990,000 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11.00 per share.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 2000 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, and is incorporated herein by reference. See Item 6 in such Report on Form 20-F and
Note 16 of the Notes to the Consolidated Financial Statements included therein.


                       APPOINTMENT OF INDEPENDENT AUDITOR

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of Deloitte Touche Tohmatsu as the Independent Auditor of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Auditor's remuneration. Deloitte Touche Tohmatsu has been the Independent Auditor of the Company or its predecessors since 1989.

         Representatives of Deloitte Touche Tohmatsu are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.


                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2001 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 23, 2001 in order to be considered for inclusion in the Company's 2002 management information circular/proxy statement.


                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of January 31, 2001 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.

      PATRICK S. FEELY            JON N. BENGTSON           ROBERT E. DAVIDS              DAVID C.W. HOWELL
 President, Chief Executive    Chairman of the Board      Vice Chairman of the      President Asia Operations and
Officer and Chief Operating                                       Board                Chief Financial Officer
          Officer

         THE COMPANY FILES AN ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THIS CIRCULAR AND THE ANNUAL REPORT CONTAINING THE FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WILL BE SENT TO

ANY PERSON UPON REQUEST IN WRITING ADDRESSED TO INVESTOR RELATIONS AT RADICA USA'S OFFICE AT 180 S. LAKE AVENUE, SUITE 440, PASADENA, CA 91101. COPIES ARE WITHOUT CHARGE TO ANY SHAREHOLDER.

                                  FORM OF PROXY
                              RADICA GAMES LIMITED
                                 ANNUAL MEETING
                                  MAY 22, 2001


         The undersigned shareholder of Radica Games Limited hereby appoints the person selected below,

              Patrick S. Feely, or failing him Jon N. Bengtson, or failing him David C.W. Howell (strike out if another proxy is to be appointed)

              ___________________________________________ (Other)

as such shareholder's proxy, with the power of substitution, and hereby authorizes such person to represent and to vote as designated below all of the Common Stock, $0.01 par value per share, of Radica Games Limited (the "Company") that the undersigned is entitled to vote at the Company's Annual Meeting of Shareholders to be held at the Pasadena Hilton, 168 South Los Robles Avenue, Pasadena, California 91101 on Tuesday, May 22, 2001, or any postponement or adjournment thereof.

         Every shareholder of the Company is entitled to appoint one proxy (or representative in the case of a corporation) to attend the meeting and vote on such shareholder's behalf. The proxy need not be another shareholder of the Company. To be effective, this Proxy must be completed and deposited at the principal office of Radica Enterprises, Ltd. ("Radica USA") located at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         Please insert the number of shares registered in your name in the space provided on the reverse. If no number is inserted, this Proxy will be deemed to relate to the total number of shares registered in your name.

         PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE BOX HOW YOU WISH YOUR PROXY TO VOTE. IF THIS PROXY IS RETURNED WITHOUT AN INDICATION AS TO HOW THE PROXY SHALL VOTE, THE PROXY WILL VOTE FOR, AGAINST OR ABSTAIN IN RESPECT OF PROPOSALS 1 AND 2 AS SET FORTH IN THE ACCOMPANYING CIRCULAR.

         The Board of Directors recommends a vote for all Nominees listed in Proposal 1 and adoption of Proposal 2.

1.  ELECTION OF DIRECTORS                 FOR all nominees listed below for the      WITHHOLD AUTHORITY to vote for
                                          terms set forth in the Proxy               all nominees listed below. |_|
                                          Statement (except as marked to the
                                          contrary below). |_|

Patrick S. Feely        Robert E. Davids         Siu Wing Lam           Millens W. Taft     Henry Hai-Lin Hu
Jon N. Bengtson         David C.W. Howell        James O'Toole          Peter L. Thigpen

     (INSTRUCTION: To withhold authority to vote for any individual nominee write that nominee's name on the line provided below.)

  ----------------------------------------------------------------------------


2. To approve the appointment of Deloitte Touche Tohmatsu as the Company's Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration.

                         |_| FOR |_| AGAINST |_| ABSTAIN

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

         This Proxy must be signed by the appointing shareholder, or such shareholder's attorney duly authorized in writing, exactly as such shareholder's name appears herein. In the case of joint shareholders, all joint shareholders must sign. In the case of a corporation, the Proxy must be executed under its Common Seal or the hand of its attorney duly authorized in writing. In the case of partnerships, the Proxy must be signed in the partnership name by an authorized person. Each power of attorney, or a duly certified copy thereof, must be deposited at the principal office of Radica USA not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is given, this proxy will be voted for Proposals 1 and 2. The undersigned hereby acknowledges receipt of the accompanying Notice of Annual Meeting and Circular and hereby revokes any proxy or proxies heretofore given.

         Please mark, sign, date and return this Proxy in the accompanying prepaid envelope.


                          Date: _____________________________, 2001

                            ---------------------------------------
                                (Printed Name of Shareholder)

                            ---------------------------------------
                                         (Signature)

                            ---------------------------------------
                                (Printed Name of Shareholder)

                            ---------------------------------------
                                         (Signature)

                            ---------------------------------------
                                   (Number of Shares held)

                            (PLEASE SIGN EXACTLY AS
                            YOUR NAME APPEARS ON THIS
                            PROXY. WHEN SIGNING AS
                            ATTORNEY, EXECUTOR,
                            ADMINISTRATOR, TRUSTEE OR
                            GUARDIAN, PLEASE GIVE FULL
                            TITLE AS SUCH. IF SHARES
                            ARE HELD JOINTLY, BOTH
                            OWNERS SHOULD SIGN.)